Exhibit 99.2

DLocal Limited Consolidated Financial Statements as of December 31, 2024 and 2023, and for the three years ended December 31, 2024,

with the Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DLocal Limited

Opinions on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DLocal Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Audit of Transaction revenues

As described in Notes 2.15 and 6 to the consolidated financial statements, the Company’s transaction revenues were $739.9 million for the year ended December 31, 2024 representing 99.19% of the Company’s total consolidated revenues. These revenues are generated mainly by processing fees and foreign exchange service fees, defined either as percentage of the transaction value or a fixed amount per transaction depending on each agreement.

The principal considerations for our determination that performing procedures relating to the audit of transaction revenues is a critical audit matter are (i) the complexity of the Company’s processes for setting the transaction revenues with their merchants mostly defined individually, which in turn led to (ii) a significant effort in performing procedures and evaluating audit evidence related to such processes; and (iii) the involvement of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the transaction revenue recognition process, including controls over management’s processes for calculating and recording transaction revenues. These procedures also included among others: (i) performing detailed testing of transactions recognized as transaction revenues by agreeing the amounts recognized to source documents; and (ii) testing the mathematical accuracy of transactions recognized as transaction revenues. Professionals with specialized skills and knowledge were involved in the testing of the effectiveness of controls relating to management’s processes for calculating and recording transaction revenues.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Mario Angel Julio (Partner)

Autonomous City of Buenos Aires, Argentina

February 27, 2025

We have served as the Company’s auditor since 2020.

DLocal Limited

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2024, 2023 and 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	For the Year Ended December 31,
		2024	2023	2022
Continuing operations
Revenues	6	745,974	650,351	418,925
Cost of services	6	(451,301)	(373,492)	(216,758)
Gross profit		294,673	276,859	202,167

Technology and development expenses	7	(25,625)	(12,650)	(6,348)
Sales and marketing expenses	8	(21,626)	(17,120)	(13,335)
General and administrative expenses	8	(101,225)	(70,568)	(48,343)
Impairment (loss)/gain on financial assets	16	(440)	3,136	(5,534)
Other operating loss		(5,257)	—	(697)
Operating profit		140,500	179,657	127,910
Finance income	11	66,875	128,228	18,078
Finance costs	11	(49,701)	(116,834)	(24,668)
Inflation adjustment	11	(6,655)	(12,537)	(1,037)
Other results		10,519	(1,143)	(7,627)
Profit before income tax		151,019	178,514	120,283
Income tax expense	12	(30,550)	(29,428)	(11,586)
Profit for the year		120,469	149,086	108,697
Profit attributable to:
Owners of the Group		120,416	148,964	108,683
Non-controlling interest		53	122	14
Profit for the year		120,469	149,086	108,697
Earnings per share
Basic Earnings per share	13	0.42	0.51	0.37
Diluted Earnings per share	13	0.39	0.49	0.35
Other comprehensive Income
Items that are or may be reclassified subsequently to profit or loss:
Exchange difference on translation on foreign operations		(11,188)	(7,713)	20
Other comprehensive income for the year, net of tax		(11,188)	(7,713)	20
Total comprehensive income for the year		109,281	141,373	108,717
Total comprehensive income for the year is attributable to:
Owners of the Group		109,290	141,255	108,708
Non-controlling interest		(9)	118	9
Total comprehensive income for the year		109,281	141,373	108,717

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Financial Position

At December 31, 2024 and 2023

(All amounts in thousands of U.S. Dollars)

	Notes	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	14	425,172	536,160
Financial assets at fair value through profit or loss	15	129,319	102,677
Trade and other receivables	16	496,713	363,374
Derivative financial instruments	24	2,874	2,040
Other assets	17	18,805	11,782
Total Current Assets		1,072,883	1,016,033
Non-Current Assets
Financial assets at fair value through profit or loss	15	—	1,710
Trade and other receivables	16	18,044	—
Deferred tax assets	12	5,367	2,217
Property, plant and equipment	18	3,377	2,917
Right-of-use assets	19	3,645	3,689
Intangible assets	20	63,318	57,887
Other assets	17	4,695	—
Total Non-Current Assets		98,446	68,420
TOTAL ASSETS		1,171,329	1,084,453
LIABILITIES
Current Liabilities
Trade and other payables	21	597,787	602,493
Lease liabilities	19	1,137	626
Tax liabilities	23	21,515	20,800
Derivative financial instruments	24	6,227	948
Financial liabilities	22	50,455	—
Provisions	25	500	362
Total Current Liabilities		677,621	625,229
Non-Current Liabilities
Deferred tax liabilities	12	1,858	753
Lease liabilities	19	2,863	3,331
Total Non-Current Liabilities		4,721	4,084
TOTAL LIABILITIES		682,342	629,313
EQUITY
Share Capital	13	570	591
Share Premium	13	186,769	173,001
Treasury Shares	13	(200,980)	(99,936)
Capital Reserve	13	33,438	21,575
Other Reserves	13	(20,934)	(9,808)
Retained earnings	13	490,024	369,608
Total Equity Attributable to owners of the Group		488,887	455,031
Non-controlling interest		100	109
TOTAL EQUITY		488,987	455,140
TOTAL EQUITY AND LIABILITIES		1,171,329	1,084,453

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Changes in Equity

Years ended December 31, 2024, 2023 and 2022

(All amounts in thousands of U.S. Dollars)

	Notes	Share Capital	Share Premium	Treasury Shares	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2024		591	173,001	(99,936)	21,575	(9,808)	369,608	455,031	109	455,140
Comprehensive Income for the year
Profit of the year		—	—	—	—	—	120,416	120,416	53	120,469
Exchange difference on translation on foreign operations		—	—	—	—	(11,126)	—	(11,126)	(62)	(11,188)
Total Comprehensive Income for the year		—	—	—	—	(11,126)	120,416	109,290	(9)	109,281
Transactions with Group owners in their capacity as owners
Share-options exercise	13	2	13,768	—	(11,917)	—	—	1,853	—	1,853
Share-based payments net of forfeitures	9	—	—	—	23,780	—	—	23,780	—	23,780
Repurchase of shares	13	(23)	—	(101,044)	—	—	—	(101,067)	—	(101,067)
Transactions with Group owners in their capacity as owners		(21)	13,768	(101,044)	11,863	—	—	(75,434)	—	(75,434)
Balance as of December 31st, 2024		570	186,769	(200,980)	33,438	(20,934)	490,024	488,887	100	488,987
Balance as of January 1st, 2023		592	166,328	(2,021)	16,185	(1,448)	219,993	399,629	(9)	399,620
Comprehensive Income for the year
Profit of the year		—	—	—	—	—	148,964	148,964	122	149,086
Exchange difference on translation on foreign operations		—	—	—	—	(8,360)	651	(7,709)	(4)	(7,713)
Total Comprehensive Income for the year		—	—	—	—	(8,360)	149,615	141,255	118	141,373
Transactions with Group owners in their capacity as owners
Share-options exercise	13	—	5,051	—	(4,898)	—	—	153	—	153
Warrant Exercise	9	13	1,622	—	(1,634)	—	—	1	—	1
Share-based payments net of forfeitures	9	—	—	—	11,922	—	—	11,922	—	11,922
Repurchase of shares	13	(14)	—	(97,915)	—	—	—	(97,929)	—	(97,929)
Transactions with Group owners in their capacity as owners		(1)	6,673	(97,915)	5,390	—	—	(85,853)	—	(85,853)
Balance as of December 31st, 2023		591	173,001	(99,936)	21,575	(9,808)	369,608	455,031	109	455,140
Balance as of January 1st, 2022		590	157,151	—	12,741	(30)	109,867	280,319	(18)	280,301
Comprehensive Income for the year
Profit of the year		—	—	—	—	—	108,683	108,683	14	108,697
Exchange difference on translation on foreign operations		—	—	—	—	(1,418)	1,443	25	(5)	20
Total Comprehensive Income for the year		—	—	—	—	(1,418)	110,126	108,708	9	108,717
Transactions with Group owners in their capacity as owners
Share-options exercise	13	2	9,177	—	(5,240)	—	—	3,939	—	3,939
Forfeitures of share-based payment	9	—	—	—	(896)	—	—	(896)	—	(896)
Share-based payments	9	—	—	—	9,580	—	—	9,580	—	9,580
Repurchase of shares	13	—	—	(2,021)	—	—	—	(2,021)	—	(2,021)
Transactions with Group owners in their capacity as owners		2	9,177	(2,021)	3,444	—	—	10,602	—	10,602
Balance as of December 31st, 2022		592	166,328	(2,021)	16,185	(1,448)	219,993	399,629	(9)	399,620

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Consolidated Statements of Cash Flows

Years ended December 31, 2024, 2023 and 2022

(All amounts in thousands of U.S. Dollars)

	Notes	2024	2023	2022
Cash flows from operating activities
Profit before income tax		151,019	178,514	120,283
Adjustments:
Interest income from financial instruments	11	(28,266)	(49,588)	(18,114)
Interest charges for lease liabilities	11	501	578	177
Other interests charges		3,758	5,623	3,851
Finance expense related to derivative financial instruments		19,462	28,013	17,074
Amortization of Intangible assets	10	15,511	10,816	6,891
Depreciation and disposals of Property, plant and equipment and right-of-use	10	1,884	1,409	1,256
Revenue reduction related to prepaid assets		—	—	567
Share-based payment expense, net of forfeitures	9	23,780	11,922	8,684
Net exchange differences		24,787	82,620	1,877
Fair value loss/(gain) on financial assets at FVPL	11	(37,416)	(78,640)	36
Other operating gain		4,736	—	—
Net Impairment loss/(gain) on financial assets	16	440	318	(42)
Inflation adjustment and other financial results		(17,063)	9,041	—
		163,133	200,626	142,540
Changes in working capital
Increase in Trade and other receivables	16	(162,645)	(123,246)	(49,438)
Decrease / (Increase) in Other assets	17	5,427	45,007	(56,015)
Increase / (Decrease) in Trade and Other payables	21	(6,957)	194,619	130,714
Increase / (Decrease) in Tax Liabilities	23	(3,184)	(10,967)	(4,245)
Increase / (Decrease) in Provisions	25	138	(1,111)	(237)
Cash (used) / generated from operating activities		(4,088)	304,928	163,319
Income tax paid		(28,696)	(11,475)	(8,868)
Net cash (used) / generated from operating activities		(32,784)	293,453	154,451
Cash flows from investing activities
Acquisitions of Property, plant and equipment	18	(1,705)	(965)	(987)
Additions of Intangible assets	20	(20,942)	(17,260)	(11,365)
Acquisitions of financial asset at FVPL		(121,468)	(117,517)	—
Collections of financial assets at FVPL		108,097	1,487	(327)
Interest collected from financial instruments		28,266	49,588	17,649
Contingent Consideration Liability Paid		—	—	(665)
Payments for investments in other assets at FVPL	17	(10,000)	—	—
Net cash (used in) / generated investing activities		(17,752)	(84,667)	4,305
Cash flows from financing activities
Repurchase of shares	13	(101,067)	(97,929)	(2,021)
Share-options exercise paid	13	1,853	153	3,939
Net proceeds from financial liabilities	22	50,428	—	14,782
Repayment of borrowings		—	—	(19,967)
Interest payments on financial liabilities		(2,281)	—	(1,600)
Interest payments on lease liability		(501)	(578)	(177)
Principal payments on lease liability		(552)	(1,103)	(386)
Finance expense paid related to derivative financial instruments		(15,017)	(28,443)	(19,646)
Other finance expense paid		(1,450)	(5,971)	(2,251)
Net cash used in by financing activities		(68,587)	(133,871)	(27,327)
Net increase in cash flow		(119,123)	74,915	131,429
Cash and cash equivalents at the beginning of the year		536,160	468,092	336,197
Effects of exchange rate changes on inflation and cash and cash equivalents		8,135	(6,847)	466
Cash and cash equivalents at the end of the year		425,172	536,160	468,092

The accompanying notes are an integral part of these consolidated financial statements.

DLocal Limited

Notes to the Consolidated Financial Statements

At December 31, 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1.
General information and Significant Events of the year

1.1 General information

DLocal Limited (“dLocal” or the “Company”) was established on October 5, 2016 as a limited liability holding company in Malta (together with its subsidiaries as the “Group”.) On April 14, 2021, the Group was reorganized under dLocal and domiciled and incorporated in the Cayman Islands. The Company holds a controlling financial interest in the Group.

The Group processes payment transactions, enabling merchants generally located in developed economies (mainly United States, Europe and China) to receive payments (“pay-ins”) from customers in emerging markets and to facilitate payments (“pay-outs”) to customers in emerging markets. As of the date these Consolidated Financial Statements were issued, the Group continued to focus on its geographic expansion, increasing the total number of in-network countries.

The Group processes local payments in emerging markets through its network of acquirers and payments processors. Through its partnership with financial institutions, the Group expatriates/repatriates funds to/from developed economies where the merchant customers elect settlement in their preferred currency (mainly U.S. Dollar and Euro). These consolidated financial statements include dLocal’s subsidiaries and details of the structure are included under Note 4.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, as applicable, in many countries in emerging markets, primarily in the Americas, Asia and Africa. In December 2024, the Group achieved a significant advancement by obtaining a license in the United Kingdom as an Authorized Payment Institution (API), further enhancing its global regulatory framework.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption, and the financing of terrorism. This regulatory landscape is constantly evolving, as evidenced by the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”) and the proposed amendments to the Fourth Anti-Money Laundering Directive (MLD4).

These Consolidated Financial Statements as of December 31, 2024, were approved by dLocal’s Board of Directors on February 27, 2025.

2.
Presentation and preparation of the Consolidated Financial Statements and material accounting policies

2.1. Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) applicable to companies reporting under IFRS, and comply with IFRS as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in thousands of U.S. Dollars, except for share data or as otherwise indicated, which is the functional currency of DLocal Limited.

The Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial assets measured at fair value as explained in Note 2.5: Financial instruments-initial recognition and measurement, and for Financial Statements of the Group’s operations in Argentina, which were adjusted to reflect the hyperinflationary nature of Argentina’s economic as detailed in Note 2.3: Foreign currencies.

The preparation of these Consolidated Financial Statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying dLocal’s accounting policies. Areas involving a higher degree of judgment or complexity, or where assumptions and estimates are significant to the Consolidated Financial Statements, are disclosed in Note 3: Accounting estimates and judgments.

2.2. Basis of consolidation

The consolidated financial statements comprise the consolidated financial position of the Group as of December 31, 2024 and 2023 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2024, 2023 and 2022.

Subsidiaries

The Group consolidates all entities in which it holds a controlling financial interest. Control is achieved when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated.

Entities over which dLocal holds a controlling financial interest are referred to as subsidiaries. Subsidiaries are fully consolidated from the date dLocal obtains its controlling financial interest and are deconsolidated when dLocal loses control over the subsidiary. Subsidiaries included in the consolidated Group accounts are described in Note 4: Consolidation of subsidiaries.

Changes in the ownership interest of a subsidiary where the Group maintains control are accounted for within shareholders’ equity.

2.3. Foreign currencies

i) Functional and presentation currency

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in U.S. Dollar, which is dLocal’s functional and presentation currency.

ii) Transactions and balances

Foreign currency transactions are translated into dLocal’s functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss.

The Group has adopted a policy to present gains and losses stemming from foreign exchange transactions within various financial statement line items based on the nature of the item that generated the exchange difference. For example, gains or losses stemming from trade payables and pay-in and pay-out transactions are recognized within Cost of Services, whereas exchange differences arising from loans, including intra-group loans, are presented within Finance costs. This policy is applied consistently each reporting period.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

Foreign exchange gains and losses resulting from the measurement at period end exchange rates of monetary assets denominated in foreign currencies and measured at fair value through other comprehensive income are recognized in the Consolidated Statement of Comprehensive Income.

iii) Argentina operations

The Group operates in Argentina, which has been classified as a hyperinflationary economy in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies. This determination is based on cumulative inflation exceeding 100% over the last three years and other qualitative factors.

As required by IAS 29, the financial statements of the Group’s operations in Argentina have been adjusted to reflect the effects of inflation. Non-monetary items in the Statement of Financial Position were restated using a general price index from their date of initial recognition to December 31, 2024. The price index for 2024 was 1.4 (3.1 and 1.9 for 2023 and 2022, respectively), as published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) and the National Institute of Statistics.

Inflation adjustments were also applied to items in the Statement of Comprehensive Income, which were restated to reflect the current unit of measurement as of the reporting date. After these adjustments, the results of operations were translated into U.S. Dollars at the closing exchange rate for the reporting period.

This approach ensures compliance with IAS 29 and provides a more accurate reflection of the Group’s financial position and performance in Argentina under hyperinflationary conditions.

iv) Group companies

The results and financial position of foreign operations of non-hyperinflationary economies with a functional currency that differs from the presentation currency are translated into the presentation currency as follows:

• Assets and liabilities for each item presented on the statement of financial position are translated at the closing rate as of the end of the reporting period;

• Income and expenses are translated at average exchange rates; and

• All resulting exchange differences are recognized in other comprehensive income.

The results and financial position of foreign operations whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency as follows:

• All amounts (i.e., assets, liabilities, equity items, income and expenses) are translated at the closing rate at the date of the most recent statement of financial position.

On consolidation, exchange differences arising from the translation of foreign entities are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss as part of the gain or loss on sale.

2.4. Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term, highly liquid financial instruments with original maturities of three months or less. dLocal classifies a financial instrument as a cash equivalent when the following conditions are met:

•
The financial instrument can be immediately converted into a known amount of cash;
•
The fair value of the financial instrument approximates its carrying value; and
•
The financial instrument is subject to an insignificant risk of a valuation change.

Cash equivalents are measured at amortized cost and/or fair value through profit or loss depending on its nature (refer to note 31), and are presented within current asserts due to their short-term mature.

2.5. Financial instruments - initial recognition and subsequent measurement

i) Financial assets

Initial recognition and measurement

Financial assets are initially recognized at fair value and subsequently held at amortized cost, fair value through other comprehensive income (“OCI”), or fair value through profit or loss (“FVPL”).

Upon initial recognition, financial assets are classified depending on the asset’s contractual cash flow characteristics and the Group’s business model for managing such cash flows. The Group initially measures a financial asset at its fair value, or if a financial asset will not be held at fair value through profit or loss, fair value plus directly attributable transaction costs. Except for trade receivables that do not contain a significant financing component, or financial assets where the Group has applied IFRS 15’s practical expedient, financial assets are generally recognized at fair value plus directly attributable transaction costs and are held at amortized cost . Trade receivables that do not contain a significant financing component or for which the Group has applied IFRS 15’s practical expedient are measured at the transaction price stemming from the customer contract as required by IFRS 15, Revenue from Contracts with Customers.

To be classified and measured at amortized cost or fair value through OCI, a financial asset must give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the outstanding principal balance. This assessment is referred to as the SPPI test and is performed on an instrument-by-instrument basis. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the Group’s business model for managing such cash flows.

The Group’s business model determines whether financial assets are managed to collect the asset’s contractual cash flows, to be sold, or both. In cases where the Group intends to collect a financial asset’s contractual cash flows, the asset will be recognized and measured, initially and subsequently, at amortized cost. If a financial assets cash flows are held with the objective of collecting the contractual cash flows and/or selling the asset, then the financial asset is initially and subsequently recognized at fair value through OCI.

Financial assets as of December 31, 2024 and 2023 include cash and cash equivalents, other assets, trade and other receivables, derivative financial instruments and investments in quoted and unquoted debt securities.

Subsequent measurement

Financial assets are subsequently measured based on their classification, which include (i) amortized cost; (ii) fair value through OCI; and (iii) fair value through profit or loss. Cumulative gains and losses may be recycled for debt investments held at fair value through OCI, but not equity investments.

Financial assets at amortized cost

Financial assets held at amortized cost are subject to impairment testing and subsequently measured using the effective interest method.

The Group’s financial assets at amortized cost for 2024 and 2023 include cash and cash equivalents, other assets, and trade and other receivables which correspond to uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed .

Financial assets at fair value through profit or loss

Financial assets held at fair value through profit or loss are initially and subsequently measured at fair value, with gains or losses recognized in profit or loss. This category of financial assets includes debt investments, such as treasury bonds held for trading, debt securities that do not qualify for measurement at amortized cost or fair value through other comprehensive income, and debt investments for which the Company has not elected to recognize remeasurement gains and losses through OCI.

The Group’s financial assets at fair value through profit or loss as of December 31, 2024 and 2023 include derivative financial instruments, investment in quoted debt securities and treasury bonds.

Financial assets at fair value through OCI

The Group did not hold any financial assets within this category as of December 31, 2024 or 2023.

Financial assets designated at fair value through OCI (debt instruments)

The Group did not hold any financial assets within this category as of December 31, 2024 or 2023.

Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:

• The rights to receive the asset’s cash flows expire; or

• The Group transfers its rights to receive cash flows from the asset or assumes an obligation to pay all cash flows received to a third party under a “pass-through” arrangement; and

• The Group (a) transfers virtually all risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control over the asset.

When the Group transfers its rights to receive a financial asset’s cash flows but does not transfer or retain substantially all the risks and benefits, the financial asset is recognized to the extent of the Group’s continuing involvement. In such cases, the Group also recognizes an associated liability. In such cases, the transferred financial asset and associated liability is measured in a manner that reflects the Group’s retained rights and obligations. No financial assets and liabilities meeting these conditions were recognized as of December 31, 2024 or 2023.

Guarantees over transferred assets represent a form of continuing involvement. Such assets are measured at an amount equal to the lower of the original carrying amount of the financial asset and the maximum amount the Group could be required to pay under the terms of the guarantee.

ii) Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss.

ECLs are measured based on the difference between the cash flows the Group is contractually entitled to less cash flows that the Group expects to receive, discounted at the instrument’s original effective interest rate. The expected cash flows include cash flows resulting from the sale of collateral held or other credit enhancements integral to the instrument’s contractual terms.

The Group applies a simplified approach for trade and other receivables when calculating ECLs. Specifically, the Group recognizes a loss allowance equal to the lifetime ECLs based on the segmentation of trade receivables. The Group uses its historical loss experience, adjusted to reflect current, reasonable and bearable forecasts of future economic conditions, when measuring ECLs.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are initially classified at fair value through profit or loss, amortized cost or as derivatives designated as hedging instruments in an effective hedging relationship.

Financial liabilities held at amortized cost are initially recognized net of transaction costs that are directly attributable to the issuance of the liability.

The Group’s financial liabilities as of December 31, 2024 and 2023 include trade and other payables, lease liabilities, derivative financial instruments, contingent consideration liability, borrowings and bank overdraft.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities held at fair value through profit or loss include financial liabilities that are held-for-trading or designated to be held at fair value through profit or loss when initially recognized. Financial liabilities are classified as held-for-trading if incurred solely in connection with a near term repurchase of a financial asset that has been sold, including derivative financial instruments that are not designated as hedging instruments in hedge relationships.

Gains and losses on held-for-trading liabilities are recognized in the statement of comprehensive income.

The Group’s financial liabilities at fair value through profit or loss as of December 31, 2024 and 2023 include derivative financial instruments.

Financial liabilities at amortized cost

Financial liabilities held at amortized cost include interest-bearing borrowings, trade and other payables incurred in exchange for purchased goods or services, and lease liabilities. Financial liabilities related to interest-bearing borrowings are recognized at an amount equal to the net issuance proceeds received less directly attributable issuance costs. Trade and other payables are generally unsecured and due within 30 days. As a result, their book value approximates fair value and such amounts are presented within current liabilities unless due 12 months after the applicable reporting date.

Any original issuance discount or premium is amortized through Finance Costs using the Effective Interest Rate (“EIR”) method. If, at settlement, the carrying amount of a financial liability exceeds its carrying amount, a settlement gain or loss equal to this difference is recognized through profit or loss.

Derecognition

A financial liability is derecognized when the obligation is discharged, cancelled or expires. When an existing financial liability is replaced by another financial liability from the same lender on substantially different terms, or if the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of comprehensive income.

iv) Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The Group operates in several foreign currencies and is exposed to foreign currency risk. From time to time, the Group uses derivative financial instruments, such as delivery and non-deliverable forward currency contracts to hedge or reduce exposure to foreign currency risks. The Group has elected to separate the spot element from the forward element of certain derivative financial instruments and designated as the hedging instrument only the change in the fair value of the spot element. The change in the fair value of the spot element of such derivatives is presented in the Costs of services line item. The change in the fair value of the forward element of such derivatives is presented in the Finance costs line item. For information about derivative financial instruments see Note 24: Derivative financial instruments.

v) Fair value of financial instruments

The Group measures financial assets held at fair value through profit or loss at fair value as of each reporting date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

• In the principal market for the asset or liability; or

• In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

• Level 1 - quoted (unadjusted) prices in active markets for identical assets or liabilities;

• Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3 - techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Group uses observable market data to the extent possible. For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

vi) Financial instruments-offsetting

Financial assets and liabilities are presented net in the consolidated statement of financial position if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.

The Group presents trade payables to merchants net of trade receivables from fees and trade receivables from processing entities net of fees considering that there is an enforceable legal right to offset and the Group expects to cancel such obligations on a net basis. For further detail refer to Note 27: Offsetting financial assets and financial liabilities.

2.6. Current and deferred income tax

Current and deferred income tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current income tax

Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date in the countries where dLocal operates and generates taxable income.

Current income tax related to items recognized directly in equity are recognized in equity. dLocal periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.

The Group offsets current tax assets and current tax liabilities against the same tax authority when it has a legally enforceable right to set off current tax assets against current tax liabilities.

Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred income tax assets and liabilities are recognized for all temporary taxable differences, except in the following situations:

•
Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

•
Temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset.

The carrying amount of deferred income tax assets is reviewed at each reporting date to assess whether it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed, at each reporting date, and are recognized to the extent that it has become probable that future taxable profits will be available to allow their utilization.

2.7. Property, plant and equipment

Property, plant and equipment (“PP&E) are stated at historical cost, net of accumulated depreciation and impairment losses, if any, unless pertaining to the Group‘s Argentine operations which have been adjusted pursuant to IAS 29 as detailed in Note 2.3: Foreign currencies. Historical cost includes material expenditures that can be measured reliably and are directly attributable to the acquisition of the property, plant or equipment. Repairs, maintenance and all other expenditures are charged to profit or loss during the period in which they are incurred.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, when it is probable that future economic benefits associated with these costs will be realized by dLocal and such benefits can be reliably measured. All other repair and maintenance expense are charged to the statement of comprehensive income during the year in which they are incurred.

Residual values and useful lives are reviewed at the end of each reporting period and adjusted on a prospective basis, if appropriate. Depreciation is calculated on a straight-line basis over the estimated useful lives of the asset as follows:

Computer Equipment	3 years

Building Improvements	10 years

An item of property, plant and equipment is derecognized upon disposition or when future economic benefits are expected from its use or disposal.

Any gain or loss on disposal (calculated as the difference between the net disposal proceeds with the carrying amount of the asset) is recognized within “Other results” in the statement of comprehensive income when an asset is derecognized.

An asset’s carrying amount is immediately written down to its recoverable amount when the asset’s carrying amount is greater than its estimated recoverable amount. For further information see Note 2.9: Impairment of non-financial assets.

2.8. Intangible assets

Acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives, generally up to three years.

The Group’s business relies heavily on digital products and services used to facilitate commercial relationships between international merchants and their emerging market customers. dLocal is constantly developing future product releases, enhancements and upgrades to existing software, as well as maintenance-oriented updates. Internal costs incurred to develop software for which a future economic benefit is likely to arise are capitalized and amortized over their useful life.

Software maintenance costs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of the Group’s identifiable and unique software products are recognized as an intangible asset. Costs that are directly attributable to internally developed software are capitalized and recognized as part of the intangible asset, which principally includes salaries and wages of Group software engineers and third-party professional service costs. The Group limits its capitalization of costs to the software or product’s development phase if it can demonstrate the following:

• The technological feasibility of completing the intangible asset so that it will be available for use or sale;

• The intention to complete the intangible asset and use or sell it;

• The ability to use or sell the intangible asset;

• How the intangible asset will generate probable future economic benefits;

• The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset;

• The ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development costs that do not meet these capitalization criteria are expensed as incurred.

Capitalized developed software intangible assets are amortized on a straight-line basis over the asset’s remaining useful life. Amortization cost is presented within “Cost of services” or “General and administrative” cost in the Statement of Comprehensive Income, depending on the nature of the capitalized cost. The remaining useful life of each asset is evaluated at the end of each reporting period or when facts and circumstances warrant an interim re-assessment. The Group believes the remaining useful lives are reasonable in light of the future usage of the assets.

2.9. Impairment of non-financial assets

A non-financial asset’s ability to generate future economic benefits is considered when assessing whether the asset is impaired. Specifically, the Group considers the future economic benefits from making its service attractive for new or existing merchants in addition to benefits arising from the reduction of costs through the elimination of unnecessary activities.

An assessment is made at each reporting date to determine whether there is an indication that an asset may be impaired, or to determine whether previously recognized impairment losses are recoverable. If any indication of an impairment exists, the Group estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of cash flows generated from other assets or groups of assets.

In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

2.10. Provisions

Provisions are recognized when the Group has a present legal or constructive obligation resulting from past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions for contingencies related to lawsuits or other legal claims are recognized when it is probable an outflow of funds will be necessary to settle the contingency/obligation, and the outflow is reasonably estimable.

The likelihood of loss includes an evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. Provisions are reviewed and adjusted to reflect changes in circumstances as necessary.

Provisions are measured at the present value of management’s best estimate of the outflow necessary to settle the present obligation at the end of each reporting period. The present value of the obligation is derived using a pre-tax rate discount rate that reflects current market information and risks specific to the applicable obligation. Increases in provisions resulting from the passage of time are recognized through “Finance cost”. Provisions are disclosed in the statement of financial position based on their nature.

2.11. Share-based payments and warrants contracts

2.11.1. Share-based payments

Certain key employees have been awarded share-based compensation (“Participants”) pursuant to the the "DLocal Limited amended and restated 2020 Global Share Incentive Plan" discussed in Note 1.2, which consists of the “Share Option Award Agreements”,

“Restricted Stock Unit Agreements” and “Performance Share Unit Agreements” (together referred to as the “Agreements”. For all plans, management commits to grant shares of dLocal to the defined participants.

Under these Agreements, certain employees and members of dLocal’s executive management team were granted share options, restricted stock units (“RSU”) or ordinary shares that are subject to service-based vesting conditions. PSUs vest in a manner similar to the service conditions of the RSUs, however, vesting is also contingent upon achievement of performance targets (non-market performance conditions) as determined by the Board. The holders of the Options, RSUs or PSUs shall have no right to vote or right to receive dividends or any other rights as a shareholder of the Company in respect of any Shares purchasable upon the exercise of any part of an Option, RSU or PSU nor shall they be deemed to be a class of shareholders or creditors of the Company, until the Participant exercises the Option.

The Group is under no obligation to cash-settle any of the equity awards issued. The awards have been classified within shareholders’ equity.

The cost of share-based compensation is measured using the fair value at the grant date. The cost is expensed together with a corresponding increase in equity over the service period or on the grant date when the grant relates to past services.

The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on:

•
Including any market performance conditions;
•
Including the impact of any non-market performance vesting conditions (i.e. remaining an employee of the entity over a specified time), and;
•
Including the impact of any non-vesting conditions (i.e. the requirement for participants to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

When the shares are vested, the Group transfers the corresponding number of shares to the participant. The shares received by the participants, net of any directly attributable transaction costs (including withholding taxes) are credited directly to equity.

The significant judgments, estimates and assumptions regarding share-based payments and activity relating to share-based payments are discussed further in Note 3.2.

2.11.2. Warrants contracts

In 2019, the Group issued a warrant (the “Warrant”) that provided a merchant (the “Merchant”) with the right to acquire up to 17,345,000 ordinary shares while simultaneously executing an agreement to provide services to the Group. The Warrant is exercisable through January 24, 2026 at a purchase price per share equal to (1) U.S. Dollars 0.57 or (2) upon any reorganization (including any change of control) of the Group, the lesser of (i) U.S. Dollars 0.57 and (ii) sixty percent ( 60%) of the price per share paid in or implied by such transaction.

At the Group’s option, the Warrant may be settled in cash or net settled with Ordinary Class A Shares. If the Group elects to share settle the contract, it must deliver Ordinary Class A shares determined by dividing (i) the product of the number of Ordinary Class A shares underlying the Warrant multiplied by the intrinsic value of the Warrant at the time of exercise, by (ii) the fair value per Ordinary Class A share at the time of exercise.

If exercised, the Merchant’s beneficial ownership will be limited to 4.999 % of the Group’s outstanding ordinary shares unless the Merchant waives this limit upon providing 61 days’ notice.

The Group determined the Warrant is (i) a payment to a customer related to a revenue contract that is within the scope of IFRS 15, and (ii) an equity-settled share-based payment that falls within the scope of IFRS 2. Accordingly, the fair value of the Warrant was accounted for as a reduction in revenue upon commencement of the service agreement.

On November 15, 2023, the warrant holder exercised its net issuance right, resulting in the net issuance of 6,334,134 shares at a Fair Market Value of $18.098 per share. The Fair Market Value was calculated based on the average price over the five business days preceding the exercise date.

As of December 31, 2024, a total of 8,672,500 warrants remained outstanding, all with an average exercise price of $0.57 per share. These warrants are fully vested and exercisable. No warrants expired during the reporting period.

All outstanding warrants will expire on January 1, 2026.

2.12. Leases and right of use assets

IFRS 16, Leases, applies to all leases with the exception of licenses of intellectual property rights held by licensing agreements within the scope of IAS 38, Intangible Assets and service concession arrangements.

When the Group is the lessee, it is required to recognize both:

▪ A lease liability, measured at the present value of remaining cash flows on the lease; and

▪ A right-of-use (“ROU”) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.

The lease agreement can be extended for 1-month terms following the expiration of the base lease term unless the Company elects to terminate the agreement.

The net present value of lease liabilities generally include the following:

• fixed payments (including in-substance fixed payments), less any lease incentives receivable;

• variable lease payment based on an index or a rate, initially measured using the index or rate as of the commencement date;

• amounts expected to be payable by the Group under residual value guarantees;

• amounts required to be paid upon exercise price of a purchase option if the Group is reasonably certain to exercise that option; and

• penalties resulting from the termination of a lease if the lease term assumes the Group will exercise its termination option.

If renewals are reasonably certain of being exercised, payments required under such renewal terms are included in the measurement of the lease liability.

The lease liability will subsequently increase for the accrual of interest, resulting in a constant rate of return throughout the life of the lease, and reduce when payments are made. The ROU asset will amortize to the income statement over the life of the lease.

The lease liability is remeasured when there is a change in one of the following:

▪ Future lease payments arising from a change in an index or rate;

▪ The Group’s estimate of the amount expected to be payable under a residual value guarantee; or

▪ The Group’s assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the Statement of Comprehensive Income if the carrying amount of the ROU asset has been reduced to nil. On the balance sheet, the ROU assets are included within property, plant and equipment and the lease liabilities are in separated lines.

Short-term Leases

The Group applies the recognition exemption in IFRS 16 for leases with a term not exceeding 12 months. For these leases, the lease payments are recognized as an expense on a straight line basis over the lease term unless another systematic basis is more appropriate.

The Group has executed lease contracts of one year or less in the following countries: Malta, Israel, Brazil, China, Chile, Colombia, India, Singapore, and Argentina. In those locations, the Group utilizes co-working facilities that are subject to short-term contractual arrangements. Several suitable alternatives exist in each location. This provides maximum flexibility to increase, reduce or terminate these arrangements based on changes in the Group’s operating plans while minimizing relocation and buildout costs. These locations do not require company-specific infrastructure, and the cost of returning the leased asset is insignificant. Upon expiration of each contract, the Group reassesses whether to extend or terminate the agreement based on the level of local activity, market trends and strategic plans for each location.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for the Group leases, the incremental borrowing rate is used. The incremental borrowing rate represents the cost to borrow the funds necessary to acquire an asset of similar value in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

• uses recent third-party financing received by the individual lessee where possible, adjusted to reflect changes in financing conditions since the applicable third party financing was received; or

• derives the incremental borrowing rate using the risk-free interest rate, adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and makes adjustments specific to the lease.

The Group does not have any restrictions or covenants imposed by the lessor on its property leases which restrict its businesses

2.13. Equity

Common shares are presented within shareholders’ equity. Incremental costs directly attributable to the issuance of new ordinary shares or options to acquire common shares are recognized as a reduction of shareholders’ equity, net of tax, from issuance proceeds.

The calculation of basic and diluted earnings per share is based on the profit attributable to equity holders of the Group parent and the basic and weighted average number of shares excluding treasury shares held. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all expected dilutive potential ordinary shares held in respect of the Group.

The Group presents common shares it has repurchased as its own shares, which are initial recognized as the cost to repurchase such shares and presented as a reduction from shareholders’ equity.

2.14. Treasury shares

The Group has adopted a voluntary change in the accounting policy regarding the classification of treasury shares to better reflect the Group’s equity structure. Previously, treasury shares were recognized under the share premium in the equity. As part of the new policy, and in connection with the repurchase of shares mentioned in Note 13.c, the Group has decided to classify treasury shares separately in the equity position.

Treasury shares are recorded at cost, which includes the purchase price and any directly attributable costs of acquisition. The cost of treasury shares is presented as a deduction from equity, specifically within the “Treasury Shares” reserve. No gain or loss is recognized in the income statement on the purchase, sale, issue, or cancellation of the company’s own equity instrument.

2.15. Revenue

dLocal provides payment processing services to merchants as follows:

•
dLocal specializes in local payments so that merchants can reach consumers located in emerging markets. On a recurring basis merchants and their customers are exchanging goods and services while dLocal provides the payment solution to that relationship. dLocal does not have any obligation to provide such goods or services between the merchant and its customer but is responsible for processing payments through its platform;
•
dLocal only processes the payment through its platform when a complete authorization request was made by the merchant. The authorization request shall be made by transmitting the authorization data of the transaction to dLocal;
•
dLocal contracts with service providers for the authorization, processing and settlement services performed by payment schemes networks and card issuers;
•
dLocal is not responsible for the credit risk or the chargebacks risk of the cardholder (i.e., the merchant customer). The merchant is responsible for the credit checks.

dLocal earns revenues from fees charged to merchants in connection with payment processing services for cross-border and local payment transactions in emerging markets. These fees are primarily generated on a per approved transaction basis as either a fixed fee per transaction or fixed percentage per transaction.

dLocal also earns foreign exchange fees on cross-border transactions defined as transactions in which the merchant and its customer are in different countries and dLocal converts currencies and transfers funds between countries, as required by the merchant. Foreign exchange fees are usually determined based on a percentage or a fixed fee.

dLocal’s service offering comprises a single performance obligation to complete payments via its platform for merchants and their customers. It should be highlighted that dLocal does not engage nor provide services to its merchants end-users.

Revenues from contracts with customers are recognized as control of services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services in the ordinary course of Group’s activities.

The Group applies the following five steps:

1.
Identification of the contract with a client (i.e., merchant).
2.
Identification of the performance obligations in the contract.
3.
Determination of the transaction price.
4.
Allocation of the transaction price to the performance obligations in the contract.
5.
Recognition of revenue when or as the entity satisfies a performance obligation.

dLocal performs two types of transactions:

•
Pay-ins: are transactions where dLocal collects money in local currency in emerging markets countries and makes it available for merchants in their requested currency and country, after a settlement period. Revenue for this type of transaction is recognized when the authorized transaction is processed. This type of revenue is recognized at a point in time.
•
Pay-outs: are transactions where dLocal collects money from its merchants in the countries and currencies of preference and then disburses money in local currency in emerging markets countries according to the merchants’ instructions. Revenue for this type of transaction is recognized upon completing the pay-out of an authorized transaction in local currency. This type of revenue is recognized at a point in time.

dLocal’s contracts with merchants are usually open-ended and can be terminated by either party without a termination penalty after the notice period has lapsed. dLocal’s contracts are, therefore, defined at the transaction level and do not extend beyond the service already provided.

Revenue from contracts with merchants comprises:

Transaction revenues

The Group recognizes fees charged to merchants as transaction revenue and fees incurred in processing payments as cost of services. Fees earned from merchants are presented as gross revenue due to the following considerations which indicate the Group controls the payment processing services and acts as the Principal:

•
The Group bears primary responsibility to merchants for the fulfillment of the payment service;
•
The Group contracts directly with merchants and there is no contractual relationship between merchants and payment processors (i.e., the service providers);
•
The Group has independently negotiated arrangements with payment processors;
•
The established fees are independent of the costs incurred from payment processors and the Group, therefore, has full margin risk for each transaction;
•
In cross border transactions, the Group or the merchants may bear foreign exchange risk depending on each agreement. The foreign exchange fees charged to merchants are based on a fixed fee per transaction or fixed percentage of the transaction value. When the Group bears the foreign exchange risk, it occurs from the time the transaction in local currency is authorized until the Group converts the money to foreign currency (USD or EUR for pay-ins) and from the time the Group receives the money from the merchant until the Group converts the money to local currency (for pay-outs);
•
The Group bears credit risk from the agents and third-party processors, acquirers and collection entities for the payment settlement. These processors collect funds from the end consumers’ financial institutions and are required to pay the proceeds from these transactions. dLocal is not insured against credit losses. If a processor or acquirer becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay amounts owed to dLocal when due, dLocal must nonetheless process the payment transaction for the benefit of merchants and end consumers. Merchants are liable for any charges properly reversed by the card issuer on behalf of the cardholder.

Transaction revenues are recognized as revenue at a point in time when an authorized payment transaction is processed.

Transaction revenues are those that are directly related to the volume of payments processes in dollars or in quantity of transactions.

Transaction revenues are comprised by:

•
Processing fees: based on a percentage or fixed fee per approved transaction;
•
Installment and advances fees: corresponds to the fee applied to those transactions created with installments, which can be applied to the merchant or to the end users and fees associated to advances granted to merchant;
•
Foreign Exchange Fees: in cross-border transactions, a spread is applied to the exchange rate used for the currency conversion and can be based on a percentage or fixed fee;
•
Other transactional fees: mainly corresponds to fees charged for each chargeback and refunds dLocal has to manage and dispute and other transactional fees.

Other revenues

Other revenues are comprised of initial setup fees, minimum monthly fees, maintenance fees and transfer fees the Group is entitled to from its merchant customers. Other revenues are recognized at a point in time when the performance obligation is satisfied.

2.16. New standards and interpretations

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. A number of new or amended standards became applicable for the current reporting period. The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2024.

New accounting pronouncements

Certain new accounting standards and amendments to accounting standards have been published that are not yet effective for December 31, 2024, reporting periods and have not been early adopted by the Group. The group assessment of the impact of these new standards and amendments is evidenced below:

(a)
Amendment to IAS 21 - Lack of Exchangeability (effective for annual periods beginning on or after 1 January 2025)

In August 2023, the IASB amended IAS 21 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. Although the Group operates in certain countries for which lack of exchangeability would be observed, it does not expect this amendment to have a material impact on its operations or financial statements.

(b)
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after 1 January 2026

On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

•
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•
clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•
add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•
update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The Group does not expect these amendments to have a material impact on its operations or financial statements.

(c)
IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after 1 January 2027)

IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, particularly those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•
Although the adoption of IFRS 18 will have no impact on the group’s net profit, the group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit:

o
Foreign exchange differences currently aggregated in the line item ‘other income and other gains/(losses) net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit.

o
IFRS 18 has specific requirements on the category in which derivative gains or losses are recognised – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the group currently recognizes some gains or losses in operating profit and others in finance costs, there might be a change to where these gains or losses are recognised, and the group is currently evaluating the need for change.

•
The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.

•
The group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:
•
o
management-defined performance measures; and

o
for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.

•
From a cash flow statement perspective, there will be changes to how interest received, and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, as well as the starting point of the indirect method.

The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.

(d)
IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after 1 January 2027)

Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.

3.
Accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the group’s accounting policies.

This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

3.1. Provisions

Where applicable, the Group recognizes a provision for contingent claims related to civil matters and potential labor matters. Such provisions include an assessment of the probability that a past event has given rise to a present obligation, as well as an analysis of labor lawsuits and claims, including available evidence and jurisprudence, the hierarchy of laws and recent court decisions. The Group applies its professional judgment while considering the opinion of its legal advisors.

Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, inspection findings and additional exposures identified based on new issues or court decisions.

3.2. Share-based payment transactions

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. The estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of share option or appreciation right.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of certain conditions could change in the near term due to one or more future confirming events. Situations or sets of circumstances existing at the date of these consolidated financial statements, which management considered in formulating its estimates, may be subject to revisions based on new information or evolving conditions. For more information, see Note 29.

4. Consolidation of subsidiaries

dLocal Limited is the Group parent and acts as a holding company for all subsidiaries. dLocal main activity is the processing of cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its principal sources of revenue include dividends from subsidiaries and profit-sharing payments from subsidiary partnerships.

The Consolidated Financial Statements of the Group include the following subsidiaries, each of which serves different vertical and/or provides a specific service according to the needs of the Group:

			Ownership interest held by the group		Ownership interest held by non-controlling interests
Entity name	Country of incorporation	Principal activities	2024	2023	2024	2023
Dlocal Group Limited	Malta	Holding Company	100%	100%	—	—
Dlocal Limited	Malta	Payments provider	99.999%	99.999%	0.001%	0.001%
Dlocal Markets Limited	Malta	Holding Company	100%	100%	—	—
Dlocal Hold Ops Limited	Cayman Islands	Holding Company	100%	100%	—	—
Dlocal LLP (1)	United Kingdom	Payments provider	100%	99.999%	—	0.001%
Dlocal Corp LLP (1)	United Kingdom	Payments provider	100%	99.999%	—	0.001%
Dlocal OpCo UK LTD	United Kingdom	Payments & Service provider	100%	100%	—	—
Dlocal Technologies S.A.	Uruguay	Service provider	100%	100%	—	—
Dlocal Uruguay S.A.	Uruguay	Collection entity	100%	100%	—	—
Dlocal PTE Limited	Singapore	Holding Company & Service provider	100%	100%	—	—
Dlocal Argentina S.A.	Argentina	Collection entity & Service provider	100%	100%	—	—
Demerge Arg. S.A.	Argentina	Service provider	100%	100%	—	—
Dlocal Services Arg S.A.	Argentina	Collection entity	100%	100%	—	—
Demerge Services Arg S.A.	Argentina	Collection entity	100%	100%	—	—
DLocal Bangladesh Limited	Bangladesh	Collection entity	100%	100%	—	—
Demerge Bolivia S.R.L.	Bolivia	Collection entity	100%	100%	—	—
Dlocal Brasil Holding Financeira	Brazil	Holding Company	100%	100%	—	—
Dlocal Brasil Instituição de Pagamento S.A.	Brazil	Collection entity	100%	100%	—	—
Demerge Brasil Facilitadora de Pagamentos Ltda.	Brazil	Collection entity	100%	100%	—	—
Webpay Brasil Pagamentos Ltda.	Brazil	Collection entity	100%	100%	—	—
Demerge Cameroun SARL	Cameroon	Collection entity	100%	100%	—	—
Dlocal Chile SPA	Chile	Collection entity	100%	100%	—	—
Demerge Chile SPA	Chile	Collection entity	100%	100%	—	—
Pagos y Servicios Limitada (1)	Chile	Collection entity	100%	99%	—	1%
FCA Chile 2 Spa	Chile	Collection entity	100%	100%	—	—
Dlocal Colombia S.A.S.	Colombia	Collection entity & Service provider	100%	100%	—	—
Demerge Colombia S.A.S.	Colombia	Collection entity	100%	100%	—	—
Kupa Colombia S.A.S.	Colombia	Collection entity	100%	100%	—	—
Dlocal Costa Rica SRL	Costa Rica	Collection entity	100%	100%	—	—
Demerege Ecuador S.A.	Ecuador	Collection entity	100%	100%	—	—
Dlocal Egypt LLC	Egypt	Collection entity	100%	100%	—	—
Dlocal El Salvador S.A de C.V.	El Salvador	Collection entity	100%	100%	—	—
dLocal Ghana Limited Company	Ghana	Collection entity	70%	70%	30%	30%
Demerge Guatemala S.A.	Guatemala	Collection entity	100%	100%	—	—
Dlocal Honduras S.A.	Honduras	Collection entity	100%	100%	—	—
Depansum Solutions Private Limited	India	Collection entity	100%	100%	—	—
Dlocal India Pvt Limited	India	Collection entity	100%	100%	—	—
Guisol Solutions Private Limited	India	Collection entity	100%	100%	—	—
PT Dlocal Solutions Indonesia	Indonesia	Collection entity	100%	100%	—	—
Dlocal Israel Limited	Israel	Service provider	100%	100%	—	—
Dlocal SARL	Ivory Coast	Collection entity	100%	100%	—	—
Demerge Japan Ltd	Japan	Collection entity	100%	100%	—	—
Dlocal Payments Kenya Limited	Kenya	Collection entity	100%	100%	—	—
Depansum Malaysia SDN. BHD.	Malaysia	Collection entity	100%	100%	—	—
Demerge Mexico S.A. de C.V. (1)	Mexico	Collection entity	100%	99.9%	—	0.1%
Dlocal Mexico S.A. de C.V. (1)	Mexico	Collection entity	100%	99.9%	—	0.1%
Dlocal Technologies Mexico S.A. de C.V.	Mexico	Collection entity	100%	100%	—	—
DLocal Morocco SARL AU	Morocco	Collection entity	98.5%	98.5%	1.5%	1.5%
Demerge Nigeria Limited	Nigeria	Collection entity & Service provider	100%	100%	—	—
Dlocal Panama S.A.	Panama	Collection entity	100%	100%	—	—
Dlocal Paraguay S.A.	Paraguay	Collection entity	100%	100%	—	—
Demerge Peru S.A.C.	Peru	Collection entity	100%	100%	—	—
Depansum Perú S.A.C.	Peru	Collection entity	100%	100%	—	—
Dlocal Payments Philippines Incorporated	Philippines	Collection entity	100%	100%	—	—
Demerge República Dominicana SAS (1)	Dominican Republic	Collection entity	100%	99.99%	—	0.01%
Dlocal Rwanda Ltd.	Rwanda	Collection entity	100%	100%	—	—
Depansum PTY Limited	South Africa	Collection entity	100%	100%	—	—
DLP South Africa PTY Ltd.	South Africa	Collection entity	100%	100%	—	—
Dlocal Tanzania LTD	Tanzania	Collection entity	100%	100%	—	—
Demerge (Thailand) Co. LTD (3)	Thailand	Collection entity	49%	49%	51%	51%
Dlocal Uganda LTD	Uganda	Collection entity	100%	100%	—	—
Dlocal Payment Services L.L.C.	United Arab Emirates	Collection entity	100%	100%	—	—
Dlocal US LLC	United States of America	Service provider	100%	100%	—	—
Dlocal Holding Uruguay S.A.	Uruguay	Holding Company	100%	100%	—	—
Demerge Uruguay S.A.	Uruguay	Service provider	100%	100%	—	—
Dlocal Services Uruguay S.A.	Uruguay	Collection entity	100%	100%	—	—
Dlocal Vietnam Company Limited	Vietnam	Collection entity	100%	100%	—	—
Depansum Arg S.A.	Argentina	Collection entity	100%	100%	—	—
Demerge España SL	Spain	Service provider	100%	100%	—	—

Demerge Senegal SAURL	Senegal	Collection entity	100%	100%	—	—
PT Dlocal Services Gateway	Indonesia	Collection entity	100%	100%	—	—
PT Dlocal Payment Solutions	Indonesia	Collection entity	85%	85%	15%	15%
Depansum Limited	Kenya	Collection entity	99%	99%	1%	1%
Dlocal Developments Arg S.A.	Argentina	Finance entity	100%	100%	—	—
Dlocal Payments Private Limited	India	Collection entity	100%	100%	—	—
Zubisokan Nigeria Limited	Nigeria	Collection entity	100%	100%	—	—
Kupa IMTO Nigeria Limited	Nigeria	Collection entity	100%	100%	—	—
Dlocal Arabia Financial Technology Company	Saudi Arabia	Collection entity	100%	100%	—	—
Dlocal Opco Ireland Ltd	Ireland	Payments provider	100%	100%	—	—
Dlocal Solutions Private Limited	India	Collection entity	100%	100%	—	—
Dlocal Nicaragua S.A. (2)	Nicaragua	Collection entity	100%	—	—	—
Dlocal Malaysia Sdn. Bhd. (2)	Malaysia	Collection entity	100%	—	—	—
CRI Demerge Costa Rica SRL (2)	Costa Rica	Collection entity	100%	—	—	—
Demerge Singapore PTE Ltd (2)	Singapore	Collection entity	100%	—	—	—
Olmerix S.A. (2)	Uruguay	Finance entity	100%	—	—	—
Shanghai Demerge Consulting Co. Ltd (2)	China	Service provider	100%	—	—	—
Dlocal Pakistan (Private) Limited (2)	Pakistan	Collection entity	100%	—	—	—
Dlocal Solutions Inc (2)	Philippines	Collection entity	99.99999%	—	0.00001%	—
dLocal (DIFC) Limited (2)	United Arab Emirates	Collection entity	100%	—	—	—

(1) The Group has assessed and concluded that the changes in non-controlling interest for certain subsidiaries during 2024 do not constitute a business combination according to IFRS 3.

(2) New subsidiaries incorporated or acquired during 2024, under which the Group controls, according to IFRS 10. The Group has determined that the acquisition or incorporation of these subsidiaries during 2024 do not constitute a business combination according to IFRS 3.

(3) Although dLocal is the owner of 49% of Demerge (Thailand) Co. LTD, the Group controls its operations and has de facto control according to the guidelines in IFRS 10.

5.
Segment reporting

The Group operates as a single operating segment, “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”) who is the Group’s Executive Team represented by executive officers and directors holders of ordinary shares of the immediate parent of the Company. The Group has determined that its Executive Team is the chief operating decision maker as they determine the allocation of resources and assess performance.

The Executive Team evaluates the Group’s financial information and resources, and assesses the financial performance of these resources based on consolidated Revenue, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the applicable reporting period before depreciation of PP&E, amortization of right-of-use assets and intangible assets. It also excludes adjustments applied to subsidiaries operating hyperinflationary environments, other operating losses, impairment gain/loss on financial assets, other non-recurring costs and share-based payment non-cash charges. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by Revenue.

The Group reconciles its Adjusted EBITDA and Adjusted EBITDA Margin to profit for the year as presented in the Consolidated Statement of Comprehensive Income as follows:

	Note	December 31, 2024	December 31, 2023	December 31, 2022
Profit for the year (i)		120,469	149,086	108,697
Income tax expense	12	30,550	29,428	11,586
Inflation adjustment	11	6,655	12,537	1,037
Finance income	11	(66,875)	(128,228)	(18,078)
Finance costs	11	49,701	116,834	24,668
Other operating loss		5,257	—	697
Impairment (gain) / loss on financial assets (ii)	16, 17	440	(3,136)	5,534
Depreciation and amortization	10	17,177	12,225	8,147
Secondary offering expenses (iii)		—	—	89
Other non-recurring costs (iv)		1,571	1,663	2,014
Share-based payment non-cash charges, net of forfeitures	13	23,780	11,922	8,684
Adjusted EBITDA		188,725	202,331	153,075

Revenues	6	745,974	650,351	418,925
Adjusted EBITDA		188,725	202,331	153,075
Adjusted EBITDA Margin		25.3%	31.1%	36.5%
Profit Margin		16.1%	22.9%	25.9%

(i)
Includes a net gain related to the effective portion of the change in the spot rate of the hedged foreign currency risk. For further information refer to Note 22 Derivative financial instruments.
(ii)
Related to USD 3.4 million in 2023 corresponds to a recovery on deposits in FTX Trading Ltd. as compared to a provision of USD5.6 million in 2022 for expected loss of amounts on deposit in FTX Trading Ltd.
(iii)
Corresponds to expenses incurred by dLocal in relation to a secondary offering of its shares occurred in 2021.
(iv)
Other non-recurring costs consist of costs not directly associated with our core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2023 and 2024.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet. Disaggregated information is only reviewed at the revenue level with no corresponding detail at any margin or profitability levels.

As required by IFRS 8: Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Disaggregated Revenue by region

The Group derives its revenues from delivering services to international merchants (mainly in the United States, Europe, and China), enabling them to receive payments and facilitate payments in emerging markets. The Group has operations in more than 40 countries, where its merchant customers operate.

The following table presents the Group’s revenue by region based on the country in which the end users of our merchant customers executed their payments. This presentation does not imply that revenue is generated, sourced, or subject to taxation in the respective country. Revenue recognition is based on IFRS principles and reflects the contractual relationships between the Group, its merchants, and its operating companies. For financial reporting purposes, regions are disclosed separately only if payments from/to merchant customers in a given region represented at least 10% of Total Revenues during the preceding four quarters.

	2024	2023	2022
LatAm	562,183	492,681	345,360
Brazil	151,959	158,997	84,025
Argentina	85,454	75,128	77,577
Mexico	149,249	116,835	68,000
Chile	51,166	55,666	52,464
Other countries	124,355	86,055	63,294
Non-LatAm	183,791	157,670	73,565
Nigeria	13,310	83,969	33,805
Egypt	93,951	36,662	6,979
Other countries	76,530	37,039	32,781
Total	745,974	650,351	418,925

During the years ended December 31, 2024, 2023 and 2022, the Group had no revenues from customers domiciled in the Cayman Islands. The Group’s revenues are derived from payment processing services provided to merchants, regardless of the geographic location of their customers. As previously stated, dLocal does not engage with or provide services directly to the end-users of its merchants.

Revenue with large customers

During the year ended December 31, 2024, the Group’s revenue from its top 10 merchants represented 62% of its total revenue (60% and 50% of revenue in the years ended December 31, 2023 and 2022, respectively). In 2024 two merchants (one in 2023 and none in 2022) individually accounted for more than 10 % of the Group’s total revenue.

Non-current assets by country

The Company does not have any non-current assets located in the Cayman Islands.
Material non-current assets are the Intangible Assets described in Note 20 to these Consolidated Financial Statements and are located in Malta.

6.
Revenues and Cost of Services
(a)
Revenue and Gross profit description

dLocal derives revenue by processing payments for international merchants who operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	2024	2023	2022
Transaction revenues (i)	739,919	637,053	415,444
Other revenues (ii)	6,055	13,298	3,481
Revenues from payment processing	745,974	650,351	418,925
Cost of services	(451,301)	(373,492)	(216,758)
Gross profit	294,673	276,859	202,167

(i)
Transaction revenues consist of processing, foreign exchange, installment, advances granted to merchants, chargebacks, refunds, advances granted to merchants and other transactional fees as described in note 2.15. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargebacks and refunds, has been processed.

(ii)
Other revenues are mainly comprised of minor fees, such as smart defense, issuing, minimum monthly and small transfer fees.
(b)
Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction, or in the case of chargeback and refunds, its reversal, has been processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time during the year ended December 31, 2024, 2023 and 2022.

(c)
Cost of services

Cost of services are comprised of the following:

	2024	2023	2022
Processing costs (i)	427,127	356,295	206,223
Hosting expenses (ii)	7,723	6,235	4,331
Amortization of intangible assets (iii)	13,413	8,710	4,793
Salary and wages (iv)	3,038	2,252	1,411
Total	451,301	373,492	216,758

(i)
Include fees from financial institutions (e.g., banks, local acquirers or payment methods) charged the Group, typically as percentage of the transaction value, but in certain cases, as a fixed fee in the case of pay-outs in relation to payment processing, cash advances, installment payments and merchant advances finance cost. Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results. For further details related to the effect of hedging results see Note 22. Derivative financial instruments
(ii)
Expenses related to hosting services for the Group’ s payment platform.
(iii)
Represents the amortization of capitalized internally generated software (i.e., d.Local’ s payment platform). For further detail refer to Note 20: Intangible Assets.
(iv)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.

7.
Technology and development expenses

Technology and development expenses consist of the following:

	2024	2023	2022
Salaries and wages (i)	12,626	5,805	2,969
Software licenses (ii)	5,723	3,213	1,294
Infrastructure expenses (iii)	4,871	2,279	1,496
Information and technology security expenses (iv)	336	442	298
Other technology expenses	2,069	911	291
Total	25,625	12,650	6,348

(i)
Consists primarily of full-time equivalents (“FTE”)’ compensation related to product and technology development, excluding capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Consists of software licenses used exclusively by the technology development department for the development of the platform.
(iii)
Represents information technology costs to support the Group’s infrastructure and back-office operations.
(iv)
Represents expenses incurred to monitor the security of our network and platform.

8.
Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expense are comprised of the following:

Sales and marketing expenses	2024	2023	2022
Salaries and wages (i)	18,130	13,344	10,800
Marketing expenses (ii)	3,496	3,776	2,535
Total	21,626	17,120	13,335

General and administrative expenses	2024	2023	2022
Salaries and wages (iii)	54,931	36,727	24,697
Third-party services (iv)	22,600	18,500	12,431
Other operating expenses (v)	23,694	15,341	11,215
Total	101,225	70,568	48,343

(i)
Represents salaries and wages related to FTE’s the Group’s Sales and marketing department. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Represents expenses related to trade marketing events, the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, third-party sales commissions, and online performance marketing.
(iii)
Represents salaries and wages related to administrative FTE’s. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)
Includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees.
(v)
Includes office rent and related expenses, amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment, taxes, travel and other expenses.

9.
Employee Benefits

Employee benefits costs were comprised of the following:

	2024	2023	2022
Salaries, wages and contractor fees (i)	84,754	62,900	42,550
Share-based payments (ii)	23,780	11,922	8,684
Total	108,534	74,822	51,234

(i)
Salaries, wages and contractor fees include social security costs and annual bonuses. During the year end December 31, 2024 USD 19,809 of salaries, wages and contract fees were capitalized (USD 16,694 in 2023 and USD 11,357 in 2022).
(ii)
Represents compensation expenses stemming from share-based arrangements settled in the Group’s common shares. For further information refer to Note 2.11: Share-based payments and warrants contracts.

10.
Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	2024	2023	2022
Amortization of intangible assets (Note 20)	15,511	10,816	6,891
Right-of-use asset amortization (Note 19)	421	627	518
Depreciation of Property, plant & equipment (Note 18)	1,245	782	738
Total	17,177	12,225	8,147

For further information related to amortization of intangible assets refer to Note 20: Intangible Assets.

11.
Other results

Other results consist of the following categories:

	2024	2023	2022
Interest Income from Financial Instruments (i)	28,266	49,588	18,114
Fair value gains / (losses) of financial assets at FVPL (i)	38,609	78,640	(36)
Finance income	66,875	128,228	18,078

	2024	2023	2022
Finance expense related to derivative financial instruments (ii)	(19,462)	(28,013)	(18,763)
Other finance expenses (iii)	(29,738)	(88,243)	(5,728)
Interest charges for lease liabilities (iv)	(501)	(578)	(177)
Finance costs	(49,701)	(116,834)	(24,668)
Inflation adjustment (v)	(6,655)	(12,537)	(1,037)
Total	10,519	(1,143)	(7,627)

(i)
Includes financial income and gains resulting from the remeasurement of short-term liquid financial instruments and financial assets measured at fair value through profit and loss. For further detail refer to Note 15: Financial assets at fair value through profit or loss.
(ii)
Represents the rate implicit in derivative financial instruments not designated as hedging instruments. The Group elected to separate the spot element from the forward element of the derivative foreign exchange instruments and designated as a hedging instrument the changes in the fair value of the spot element. Changes in the fair value of the hedging portion of the derivative contract are recognized within Costs of Services while changes in the fair value of the non-designated portion; i.e. the forward element, are presented within Finance Costs. For further information refer to Note 24 Derivative financial instruments.
(iii)
Represents net effects of foreign exchange results in subsidiaries and in an intra-group loan denominated in US Dollars between subsidiaries located in Argentina and Malta, the fair value adjustments of other financial arrangements.
(iv)
Finance costs associated with lease liabilities resulting from the application of IFRS 16 Leases. For further information refer to Note 19: Leases.
(v)
As required by IAS 29, the financial statements of the Group’s Argentina subsidiary was restated to reflect the purchasing power of the hyperinflationary currency. Therefore, a loss on net monetary position was recognized during the year ended December 31, 2024 and 2023.

12. Income Tax

In October 2021, members of the Organization for Economic Cooperation and Development (OECD) inclusive framework released the statement on a Two-Pillar solution to address the tax challenges arising from the digitalization of the economy. On 23 May 2023, the International Accounting Standards Board (IAS) issued “International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12” which clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements Qualified Domestic Minimum Top-up Taxes. The Group has adopted these amendments. However, these amendments are not yet applicable for the current reporting year, as the Group's consolidated revenue has remained below the €750 million threshold, which is assessed based on the average revenue over the last four reporting periods.

The income tax charge recognized in profit and losses included the following:

Current Income Tax	2024	2023	2022
Current Income Tax on profits for the year	(32,595)	(31,924)	(11,682)
Total Current Income Tax expense	(32,595)	(31,924)	(11,682)

Deferred income tax	2024	2023	2022
Increase/(Decrease) in deferred income tax assets	3,150	1,757	229
(Decrease)/Increase in deferred income tax liabilities	(1,105)	739	(133)
Total Deferred income tax benefit / (expense)	2,045	2,496	96
Income Tax expense	(30,550)	(29,428)	(11,586)

Deferred Tax Assets

The balance comprises temporary differences attributable to:

	2024	2023	2022
Tax Losses	793	233	348
Accrued Liabilities	3,196	773	99
Exchange differences	333	89	—
Other	1,045	1,193	51
Total	5,367	2,288	498

The recognized tax loss carry-forwards have a maximum expiration of 5 years.

Movements:

	Tax losses	Accrued liabilities		Exchange differences	Other	Total
At January 1, 2024	233	773		89	1,193	2,288
(Charged) / Credited to profit & loss	560	2,423	—	244	(148)	3,079
At December 31, 2024	793	3,196		333	1,045	5,367

	Tax losses	Accrued liabilities		Exchange differences	Other	Total
At January 1, 2023	348	99		—	51	498
Credited / (Charged) to profit & loss	(115)	674		89	1,142	1,790
At December 31, 2023	233	773		89	1,193	2,288

Deferred Tax Liabilities

The balance of Deferred Tax Liabilities is comprised of temporary differences attributable to:

	2024	2023	2022
Accrued receivables	795	353	946
Other	1,063	471	206
Total	1,858	824	1,152

Movements:

	Accrued Liabilities	Other	Total
At January 1, 2024	353	471	824
Credited / (charged) to profit & loss	442	592	1,034
At December 31, 2024	795	1,063	1,858

At January 1, 2023	946	206	1,152
Credited / (charged) to profit & loss	(593)	265	(328)
At December 31, 2023	353	471	824

As of December 31, 2024 and 2023, no deferred tax liability has been recognized on investments in the Group subsidiaries. The Group has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and that it is probable there will be no reversal in the foreseeable future in a way that would result in a charge to taxable profit.

Reconciliation of effective tax rate

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to the profits of the consolidated entities. The income tax provision is determined based on the income tax rates in effect in each country where the Group operates. The following is a reconciliation of the income tax expense to the profit (loss) for the year, considering the applicable statutory tax rates in the jurisdictions where the Group has taxable operations. These rates range from 0% in jurisdictions such as the Cayman Islands to 35% in Argentina and Colombia. Other key tax rates include 5% in Malta, 21% in the United States, 25% in Ecuador, Panama, the United Kingdom and Uruguay, 30% in Kenya, Mexico, and Nigeria. In the remaining countries, tax rates range from 10% to 35%.

The Group’s effective Income Tax rate in 2024 was 20.2% (16.5% and 9.6% in the years ended December 31, 2023 and 2022, respectively). For 2024 and 2023, the Group applied for fiscal consolidation in Malta resulting in a domestic rate of 5%. The reconciliation between the effective Income Tax rate and the statutory rate in Malta of 5% in 2024, 2023 and 2022 was as follows:

	2024	2023	2022
Profit before Income Tax	151,019	178,514	120,283
Tax at the domestic rates applicable to profit before income tax in the respective jurisdiction	(7,551)	(8,926)	(6,014)
Permanent differences:
Tax effect of non-taxable income	897	822	555
Effects from entities taxes with different rates	(14,565)	(15,930)	(5,440)
Other permanent differences (1)	(9,331)	(5,394)	(687)
Total	(30,550)	(29,428)	(11,586)

(1) During the year ended December 31, 2024, other permanent differences included non-deductible expenses, the effect of income taxes accrued in subsidiaries (due to higher income tax rates) and the effect of hyperinflation adjustment in Argentinian subsidiaries.

The Company recorded income tax expenses of USD 4,543 related to a claim from the Uruguayan Tax Authority concerning income taxes on foreign activities and transactions under the Free Zone regime held in 2022. Despite having strong arguments for its position, during the last quarter of 2024, the Company chose to settle with local tax authorities to resolve the matter. The Company and its external tax advisors are confident that there is no significant risk related to prior or subsequent periods.

13.
Capital Management
(a)
Share capital and share premium

At the date of these consolidated financial statements, the total authorized share capital of the Group was USD 3,000,000, divided into 1,500,000,000 shares par value USD 0.002 each, of which:

• 1,000,000,000 shares are designated as Class A common shares; and

• 250,000,000 shares are designated as Class B common shares.

The remaining 250,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	2024		2023
	Amount	USD	Amount	USD
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	151,420,944	302	161,937,473	323
Class B Common Shares	134,054,192	268	134,054,192	268
	285,475,136	570	295,991,665	591
Share Capital evolution
Share Capital as of January 1	295,991,665	591	296,029,870	592
i) Issue of common shares at USD 0.002	1,067,176	2	663,897	—
ii) Warrant exercise (See note 2.11.2)	—	—	6,334,134	13
iii) Repurchase of shares	(11,583,705)	(23)	(7,036,236)	(14)
Share capital as of December 31	285,475,136	570	295,991,665	591

(b) Share Premium

As of December 31, 2024 and 2023, dLocal issued 1,067,176 and 663,897 new Class A Common Shares receiving total proceeds of USD 1,853 and 153, respectively, related to the exercise of share-options.

(c) Treasury Shares

On May 13, 2024, the Board of Directors of Dlocal approved a share buyback program. The Company is authorized, but not obligated to purchase up to $200 million of its Class A common shares from May 15, 2024, to May 31, 2025.

As of December 31, 2024 the Company has repurchased 11,583,705 shares at an average price of USD 8.72 per share, amounting to a total consideration of USD 101,067. The repurchased shares are held as treasury shares and are accounted for at cost.

(d) Capital reserve

The Capital Reserve corresponds to reserves related to share-based payment plans, as described in Note 13: Share-Based Payments and Warrants of the Annual Financial Statements for the year ended December 31, 2024. As of December 31, 2024, the net effect of share-based payments amounts to USD 11,863 comprising USD 23,780 in share-based expenses and USD 11,917 related to the exercise and vesting of share-based plans.

(e) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

(f) Earnings per share

The Group calculates basic and diluted earnings per share as discussed in Note 2.13: Equity. The calculations performed to derive basic and diluted EPS during the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Profit attributable to common shareholders (U.S. Dollars)	120,416,000	148,964,000	108,682,969
Weighted average number of common shares	290,014,019	291,982,305	295,623,702
Adjustments for calculation of diluted earnings per share(1)	15,122,271	10,976,123	17,514,944
Weighted average number of common shares for calculating diluted earnings per share	305,136,290	302,958,428	313,138,646
Basic earnings per share	0.42	0.51	0.37
Diluted earnings per share	0.39	0.49	0.35

(1) As of December 31, 2024, reflects to the dilutive effect of i) 8,129,577 average shares related to share-based payment warrants (8,560,918 and 14,865,332, respectively for the years ended December 31, 2023 and December 31, 2022); and ii) 6,992,694 average shares related to share-based payment plans with employees (2,415,205 and 2,649,612, respectively for the years ended December 31, 2023 and December 31, 2022).

14.
Cash and cash equivalents

As of December 31, cash and cash equivalents was as follow:

	2024	2023
Own Balances	189,029	222,808
Merchant Clients Funds	236,143	313,352
Total	425,172	536,160

The Group reported cash on hand, demand deposits and other short term liquid financial instruments of USD 425,172 as of December 31, 2024, (USD 536,160 on December 31, 2023).

Own Balances represent the Group’s cash and cash equivalents, while Merchant Clients Funds includes freely available funds collected from merchant customers, that can be invested in secure, liquid low-risk assets until transferred to the merchant. As of December 31, 2024 , Merchant Clients Funds includes USD 128,725 pending to transfer to Own Balances (USD 59,900 as of December 31, 2023).

15.
Financial assets at fair value
(a)
Classification of financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include the following:

Instrument	Reference		Maturity date	Interest rate (%)	Linked with	2024	2023
Argentina Treasury Bonds	TV24		Apr-24	0.40%	Dollar linked	—	94,667
Argentina Treasury Bonds	TDG24		Aug-24	0%/3.25%	U.S. Dollar/CER index*	—	8,059
Argentina Treasury Bonds	TDE25		Jan-25	0%/3.25%	U.S. Dollar/CER index*	2,149	1,661
Argentina Treasury Bonds	TV25		Mar-25	0.50%	Dollar linked	9,130	—
Argentina Treasury Bonds	TZV25		Jun-25	—	Dollar linked	61,136	—
Argentina Treasury Notes	S31E5	(i)	Jan-25	5.50%	—	29,918	—
Argentina Treasury Notes	S29G5	(i)	Aug-25	3.88%	—	5,875	—
Argentina Treasury Notes	S30J5	(i)	Jun-25	3.90%	—	5,676	—
Argentina Treasury Notes	S31L5	(i)	Jul-25	3.98%	—	583	—
Other Money Market Funds	LFT		Jan-25	Selic + 0.08%	—	14,852	—
						129,319	104,387

*Stabilization Reference Coefficient adjusted by inflation

(i) As of December 31, 2024 the Group held a total of nominal value USD 42,052 as security for the borrowings detailed in Note 22.

(b) Amounts recognized in profit or loss

Information about the Group’s impact on profit or loss of bonds is discussed in Note 11: Other Results

(c)
Risk exposure and fair value measurements

Information about the Group’s exposure to price risk is discussed in Note 30: Financial risk management.

16.
Trade and Other Receivables

Trade and Other Receivables of the Group are composed of the following:

Current	2024	2023
Trade receivables	457,312	319,921
Loss allowance	(148)	(459)
Trade receivables net	457,164	319,462
Advances and other receivables	39,549	43,912
Total Current Trade and Other Receivables	496,713	363,374

Non current
Advances and other receivables	18,044	—
Total Non Current Trade and Other Receivables	18,044	—

Trade Receivables represent uncollateralized amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year. As a result, they are classified as current. No financial assets are past due. All Trade and other receivables have been assigned in “normal” credit risk rating which applies to financial assets for which a significant increase in credit risk has not occurred since initial recognition.

Advances and other receivables include payments made in advance as well as tax credits.

For further information refer to Note 30: Financial risk management - Impairment of financial assets.

Loss allowance and impairment losses

The following table presents the evolution of the Group’s loss allowance:

	2024	2023
As of January 1	(459)	(280)
Decrease/(increase) in loss allowance for trade receivables	(440)	(318)
Write-off	751	139
As of December 31	(148)	(459)
Net impairment (loss) for trade receivables	(440)	(318)

Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate was determined at 0.1% for December 31, 2024 (0.2% on December 31, 2023).

17.
Other Assets

Other assets are composed of the following:

Current	2024	2023
Money held in escrow and guarantees due to: (i)	6,966	11,635
-Banks requirements	3,869	3,000
-Processors and others requirements	2,974	5,072
-Credit card requirements	123	3,563
Rental guarantees	220	147
Other financial asset measure as FVPL (ii)(iii)	11,619	—
Total current Other Assets	18,805	11,782
Non Current
Other financial asset measure as FVPL (ii)	4,695	—
Total Non Current Other Assets	4,695	—

(i)
Includes own funds and investments held in escrow and guarantees required by processors, credit cards, and merchants. In 2023, some merchants entered into stand by credit letters with banks that required the Group to maintain certain collaterals in such banks. Amounts held in escrow also include funds held in a pledge account to collateralize overdrafts and pre-settlements agreements with a bank. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.

(ii)
During the year ended December 31, 2024, the Company reclassified USD 6,942 from trade receivables to other assets. These financial assets, which are held at fair value through profit or loss, do not qualify for measurement at amortized cost or fair value through other comprehensive income. The fair value of these selected financial instruments was determined in an unquoted market.

(iii)
In December 2024, dLocal entered into a three-month credit facility agreement with a third party payment services provider as a working capital facility of USD 10,000 at 7% annual interest rate. The total credit facility may increase up to USD 20,000, upon the fulfillment of specific predefined conditions. This agreement encompasses a call option that grants dLocal the right to acquire designated entities or groups of assets from the borrower. The exercisable period for the call option extends from January 1, 2025, to a date that is 10 business days following the repayment of the credit facility. To mitigate credit risk, the borrower has pledged guarantees. As of December 31, 2024, dLocal maintained no potential voting rights or significant influence over the borrower. The loan is classified and measured at fair value through profit or loss (FVPL) in accordance with IFRS 9.

18.
Property, Plant and Equipment

Property, Plant and Equipment of the Group correspond to computer equipment and building improvements that are stated at cost less accumulated depreciation.

	2024			2023
	Computer Equipment	Building improvements	Total	Computer Equipment	Building improvements	Total
Cost	3,775	1,257	5,032	2,810	1,257	4,067
Accumulated depreciation	(1,771)	(344)	(2,115)	(1,115)	(218)	(1,333)
Opening book value, January 1	2,004	913	2,917	1,695	1,039	2,734
Additions	2,779	—	2,779	1,088	—	1,088
Disposals	(1,074)	—	(1,074)	(123)	—	(123)
Depreciation of the year	(1,119)	(126)	(1,245)	(656)	(126)	(782)
Total as of December 31	2,590	787	3,377	2,004	913	2,917
Cost	5,480	1,257	6,737	3,775	1,257	5,032
Accumulated depreciation	(2,890)	(470)	(3,360)	(1,771)	(344)	(2,115)

The Group did not impair Property, Plant and Equipment during 2024 and 2023, nor did it reverse any previously recognized impairment losses. Additionally, the Group did not have commitments to purchase any property, plant and equipment at year end.

For further details on accounting policies refer to Note 2.7: Property, plant and equipment.

19.
Leases

The Group’s lease contracts refer to the use of explicitly defined office facilities in different countries, where it obtains substantially all of the economic benefits and has the right to direct the use of such offices.

(a)
Amounts recognized in the Consolidated Statements of Financial Position

	2024	2023
Right-of-use assets
Offices	3,645	3,689
	3,645	3,689

	2024	2023
Lease liabilities
Current	1,137	626
Non-current	2,863	3,331
	4,000	3,957

During 2024 no new leases were recognized (USD 339 in 2023).

(b)
Amounts recognized in the Consolidated Statements of Comprehensive Income

The Consolidated Statements of Comprehensive Income shows the following amounts relating to leases:

	2024	2023
Amortization of right-of-use assets
Offices	421	627
	421	627
Interest charges for lease liabilities (included within Finance Costs line item)	501	578
Leases expense for short-term leases (included within General and administrative expense line item)	823	457

The principal cash outflow for leases during 2024 was USD 552 (USD 1,103 in 2023).

20.
Intangible Assets

Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	2024			2023
At January 1,	Internally generated software	Acquired intangible assets	Total	Internally generated software	Acquired intangible assets	Total
Cost	40,446	39,901	80,347	23,752	39,335	63,087
Accumulated amortization	(16,683)	(5,777)	(22,460)	(7,973)	(3,671)	(11,644)
Opening book value as of January 1	23,763	34,124	57,887	15,779	35,664	51,443
Additions (i)	19,809	1,133	20,942	16,694	566	17,260
Amortization of the year	(13,413)	(2,098)	(15,511)	(8,710)	(2,106)	(10,816)
Total as of December 31	30,159	33,159	63,318	23,763	34,124	57,887
Cost	60,255	41,034	101,289	40,446	39,901	80,347
Accumulated amortization	(30,096)	(7,875)	(37,971)	(16,683)	(5,777)	(22,460)

(i)
The additions of the year include USD 19,809 related to capitalized salaries and wages (USD 16,694 as of December 31, 2023).

At December 31, 2024 and 2023 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test. Refer Note 2.8: Intangible assets and Note 2.9: Impairment of non-financial assets for further detail related to the Group’s accounting policies related to the accounting for intangible assets.

21.
Trade and Other Payables

Trade and Other Payables are composed of the following:

	2024	2023
Trade Payables	562,749	572,394
Accrued Liabilities	9,895	10,192
Other Payables	25,143	19,907
Total	597,787	602,493

Trade and other payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities owed to Merchants, either related to pay-in transactions processed or payout transactions pending at their request. Accrued Liabilities primarily consist of obligations to legal and tax advisors, as well as auditors. Other Payables include general administrative expenses and other obligations.

22.
Financial Liabilities

Financial liabilities breakdown is as follows:

	2024	2023
Borrowings (i) (ii)	39,768	—
Bank overdraft (iii)	10,687	—
Total Finance Liability (iv)	50,455	—

(i) As of December 31, 2024, dLocal entered into borrowing agreements in Argentinean Pesos (AR$) with a financial institution in Argentina to grant advances to merchants. The amount and interest rate of the borrowing is agreed on a daily basis. The interest expense for the twelve-month year ended December 31, 2024 amounts USD 2,308 thousands. In addition, Argentina Treasury Notes for a nominal value of USD 42,052 were held as security for this borrowing. See note 15 for additional information.

(ii) In December 2024, dLocal Colombia S.A.S, entered into a loan agreement with Citibank Colombia S.A. in a total of COP 14,000,000 (USD 3,177), which will mature on March 01, 2025. With total payment, principal and interest due at the maturity date.

(iii) As of December 31, 2024, it is mainly related to an overdraft balance with a financial institution in Uruguayan Pesos (UYU) in Uruguay to fund advances to merchants. This overdraft facility is a short term liability with an annually interest rate of 11%.

(iv) Financial liabilities are presented net of cash payments, have a high turnover, the amounts are large, and the maturity period is three months or less.

23.
Tax Liabilities

Tax liabilities includes the following:

	2024	2023
Income tax payable	19,682	20,280
Other tax liabilities	1,833	520
Income tax perception	843	159
Digital services withholding VAT	990	341
Other Taxes	—	20
Total	21,515	20,800

24.
Derivative financial instruments

The Group’s operations are in various foreign currencies and consequently are exposed to foreign currency risk. As a consequence, the Group uses derivative instruments, delivery and non-delivery currency forward contracts and future contracts, to reduce the volatility of earnings and cash flows, caused by the exchange rate variation in which dLocal is exposed on the conversion of local currency into the settlement currency (usually US dollars). All outstanding derivatives are recognized in the Group’s consolidated balance sheets at fair value and the impacts are recognized on profit or loss, as shown on the tables below.

The Group uses foreign exchange forward contracts to manage some of its transaction exposures. The spot element of foreign exchange forward contracts is designated as hedging instruments in fair value hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months.

Transaction	Type Contract	Notional amount in USD as of December 31, 2024	Outstanding balance as of December 31, 2024 - Derivative financial assets / (liabilities)"	Outstanding notional amount as of December 31, 2023	Outstanding balance as of December 31, 2023 - Derivative financial assets / (liabilities)
Assets
Buy EUR
US Dollar	Futures Contract	—	—	29,114	480
Buy USD
Mexican Peso	Futures Contract	9,780	287	—	—
South African Rand	Futures Contract	13,870	727	—	—
Mexican Peso	Forward	9,899	256	—	—
Moroccan Dirham	Forward	4,482	35	—	—
South African Rand	Forward	26,961	749	—	—
Brazilian Real	Non-delivery forwards	17,682	378
Indian Rupee	Non-delivery forwards	176	1	—	—
Argentine Peso	Non-delivery forwards	—	—	3,400	7
Egyptian Pound	Non-delivery forwards	—	—	20,865	1,479
Sell EUR
US Dollar	Futures Contract	(18,065)	152	—	—
Sell USD
South African Rand	Forward	—	—	(2,345)	12
Argentine Peso	Futures Contract	(1,000)	252	—	—
Brazilian Real	Non-delivery forwards	(7,707)	37	—	—
Peruvian Sol	Non-delivery forwards	—	—	(1,252)	62
Total			2,874		2,040

Liabilities
Buy EUR
Moroccan Dirham	Forward	—	—	1,490	(51)
US Dollar	Forward	3,383	(13)	—	—
US Dollar	Futures Contract	39,223	(547)	—	—
Buy USD
Chilean Peso	Forward	15,979	(29)	—	—
United Arab Emirates Dirham	Forward	133	(0)	—	—
South African Rand	Forward	—	—	8,128	(230)
Saudi Riyal	Forward	6,755	(11)	—	—
Moroccan Dirham	Forward	—	—	6,263	(240)
Uruguayan peso	Forward	5,392	(71)	—	—
Argentine Peso	Futures Contract	1,900	(232)	—	—
Brazilian Reais	Non-delivery forwards	—	—	3,715	(30)
Chilean Peso	Non-delivery forwards	—	—	19,874	(174)
Uruguayan Peso	Non-delivery forwards	—	—	2,552	(48)
Indian Rupee	Non-delivery forwards	—	—	2,397	(7)
Peruvian Sol	Non-delivery forwards	—	—	1,200	(67)
Vietnamese Dong	Non-delivery forwards	6,334	(7)	4,054	(32)
Argentine Peso	Non-delivery forwards	37,200	(4,968)	—	—
Nigerian Naira	Non-delivery forwards	2,000	(33)	—	—
Egyptian Pound	Non-delivery forwards	8,965	(96)	—	—
Sell EUR
Moroccan Dirham	Forward	—	—	(3,274)	(28)
US Dollar	Non-delivery forwards	—	—	(6,323)	(40)
Sell USD
Indian Rupee	Non-delivery forwards	—	—	(950)	(1)
South African Rand	Forward	(6,654)	(104)	—	—
South African Rand	Futures Contract	(6,662)	(116)	—	—
Total			(6,227)		(948)

	2024	2023	2022
Net gain on foreign currency forwards recognized in ‘Costs of Services’ (Note 6)	13,461	17,433	14,559
Net loss on foreign currency forwards recognized in ‘Finance Costs’ (Note 11)	(19,462)	(28,013)	(18,763)

(i) Classification of derivatives

Derivatives are financial instruments entered into only for economic hedging purposes and not contracted as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. The full fair value of hedging derivatives is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, otherwise they are classified as a current asset or liability. Derivatives held for trading are classified as a current asset or liability.

25.
Provisions
(a)
Current or potential proceedings for labor provisions and civil claims

The Group has been associated with civil and labor lawsuits that present potential loss risk. Provisions for losses arising from these lawsuits and potential labor contingencies are recognized when management, based on assessments by the Group’s legal advisors, determines that an outflow of resources is more likely than not required to settle the obligation and that a reliable estimate of the amount can be made.

As of December 31, 2024, the total amount recognized for existing contingencies classified as probable by the Group, as evaluated by its legal advisors, is USD 500 thousands. This amount includes provisions for labor contractor claims and civil claims.

(b)
Movements in provisions

Movements in Labor provisions are set out below:

	2024	2023
Carrying amount as of January 1	362	1,473
Reversal	(92)	(1,150)
Interest charges	11	39
Additions	219	—
Carrying amount as of December 31	500	362

(c) Other legal matters

a)
Class action lawsuits

On February 23 and February 28, 2023, respectively, the Company was named, along with several of its senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on the short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt Actions, allege, among other things, that the registration statement for the Company’s June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt Actions jointly filed a consolidated amended complaint. On July 11, 2023, the Company filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and the Company filed a reply in further support of its motion to dismiss on September 22, 2023. The Company’s motion to dismiss is now fully briefed, and, on February 29, 2024, the court presided over oral argument on the motion. The court has not yet issued a decision on the motion, and no other proceedings are currently ongoing or scheduled.

The Company has also been named, along with several of its senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. This lawsuit, captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.) (Laurenzi Action), was initiated on October 6, 2023. On January 4, 2024, the Court appointed a Lead Plaintiff. On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for the Company’s June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021 through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, the Company filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi Action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on the Company’s motion to dismiss. The Company served its opening brief on August 9, 2024, Lead Plaintiff served an opposition on October 11, 2024 ,and the Company served its reply on November 8, 2024. The court has not yet indicated whether it will hear oral argument on the Company’s motion, and no other proceedings are currently ongoing or scheduled.

Due to the preliminary posture of the above-described lawsuits as of the date of issuance of these consolidated financial statements, the Company’s management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies have been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s consolidated financial statements there were no further updates in this regard.

b)
Developments in Argentina

Argentina is subject to extensive foreign exchange regulations, which were revised as recently as December 2023. We regularly consult with our legal advisors in Argentina regarding the applicability of these regulations to our operations. Additionally, in 2023, certain administrative and judicial inquiries were initiated concerning our Argentinian subsidiary, dLocal Argentina S.A. These inquiries do not seek penalties at this stage. Based on consultations with our legal advisors, we believe our activities comply with applicable laws and regulations, including foreign exchange and tax regulations. As of the date of this filing, no new developments have emerged in 2024 regarding these matters.

26.
Other contingent assets, liabilities and commitments

As of December 31, 2024 and 2023, the Group had no outstanding contingent assets or liabilities, except for the labor contingencies detailed in Note 25: Provisions.

As of December 31, 2024 the Group had USD 6,966 (USD 11,635 as of December 31, 2023) of its own funds and investments held in escrow and guarantees required by processors, credit cards and merchants, included within the line item “Other assets”.

27.
Offsetting financial assets and financial liabilities

When certain criteria are met, financial assets and liabilities are offset and presented on a net basis in the Consolidated Statement of Financial Position. Amounts presented in the Consolidated Statement of Financial Position are offset when the Group currently has a legally enforceable right to offset the recognized amounts, and the Group intends to settle the asset and liability on a net basis or has the ability to realize the asset and settle the liability simultaneously.

The following table presents the recognized financial instruments that are offset as at December 31, 2024 and 2023:

	Effects of offsetting on the Consolidated
	Statements of Financial Position
		Gross amounts	Net amounts
2024	Gross amounts	set off	presented
Financial assets	USD	USD	USD
Cash and cash equivalents	425,172	—	425,172
Financial assets at FVPL	129,319	—	129,319
Trade and other receivables	504,529	(7,816)	496,713
Derivative financial instruments	2,874	—	2,874
Other assets	18,805	—	18,805
Total	1,080,699	(7,816)	1,072,883
Financial liabilities
Trade and other payables	614,762	(16,975)	597,787
Lease Liabilities	4,000	—	4,000
Derivative financial instruments	6,227	—	6,227
Financial liabilities	50,455	—	50,455
Total	675,444	(16,975)	658,469

		Gross amounts	Net amounts
2023	Gross amounts	set off	presented
Financial assets	USD	USD	USD
Cash and cash equivalents	536,160	—	536,160
Financial assets at FVPL	104,387	—	104,387
Trade and other receivables	385,237	(21,863)	363,374
Derivative financial instruments	2,040	—	2,040
Other assets	11,782	—	11,782
Total	1,039,606	(21,863)	1,017,743
Financial liabilities
Trade and other payables	624,356	(21,863)	602,493
Lease Liabilities	3,957	—	3,957
Derivative financial instruments	948	—	948
Total	629,261	(21,863)	607,398

The gross amount of assets and liabilities that have been offset and presented above primarily relate to trade receivables resulting from fees earned from merchants that are offset against liabilities to merchants. The Group determined these balances meet the IFRS 7 offsetting requirements since an enforceable legal right to offset the balances exists, and the Group intends to settle such transactions on a net basis. No arrangements with merchants that provide the Group with the right to offset exist where the offsetting criteria have not been met.

28.
Related parties
(a)
Related Party Transactions

In June 2023, Dlocal Argentina S.A. entered into a loan agreement with Dlocal Group for a total amount of USD 100,000, which currently matures in August 2025. In August 2024, Dlocal Argentina S.A. partially repaid the intra-group loan by transferring approximately USD 69,100 worth of Argentine government bonds, as detailed in note 1.2 (b) and note 16, to the subsidiary in Malta. In October 2024, Dlocal Argentina S.A. made an additional repayment of USD 5,000, reducing the outstanding loan balance. Since both subsidiaries are fully consolidated, the outstanding balances have been eliminated. The primary impact on the consolidated financial statements relates to foreign exchange losses incurred by Dlocal Argentina S.A. For further detail refer to Note 11: Other Results.

Key Management compensation

The Group’s Executive Team and Director compensation was as follows:

	2024	2023	2022
Short-term employee benefits – Salaries and wages	3,529	2,177	1,767
Long-term employee benefits – Share-based payment	16,222	6,822	3,351
	19,751	8,999	5,118

(b)
Transactions with other related parties

The following transactions occurred with related parties:

	2024	2023	2022
Transactions with merchants – Revenues	271	1,494	1,158
Transactions with preferred suppliers (Collection entities) – Costs	(911)	(53)	(621)
Transactions with other related parties – Financial expenses (item (a)) (1)	(22,602)	(81,024)	—

(1) Foreign exchange losses not eliminated on the consolidated financial statements, refer to the note 11.

(c)
Outstanding balances arising from transactions with related parties

The following balances are outstanding at the end of the reporting year in relation to transactions with related parties:

	2024	2023
Balances with merchants – trade receivables	—	406
Balances with preferred suppliers (Collection entities) – trade payables	(429)	(19)
Balances with preferred suppliers (Collection entities) – trade receivables	6,853	—

All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

29.
Share-based payment

Set out below are summaries of RSUs, PSUs and stock option for 2024 and 2023:

	2024		2023
	Average		Average
	exercise price	Number of	exercise price	Number of
	(U.S. Dollars)	options and RSUs and PSUs	(U.S. Dollars)	options and RSUs
At the beginning of the year	6.86	6,962,302	8.30	3,534,561
Granted during the year	1.76	2,446,559	5.53	4,340,239
Exercised during the year	0.50	(1,067,176)	2.25	(663,897)
Cancelled during the year	0.00	(4,158)	—	—
Forfeited during the year	13.96	(829,686)	14.06	(248,601)
At the end of the year	5.32	7,507,841	6.86	6,962,302
Vested and exercisable at the end of the year	8.73	1,167,552	7.03	704,006

No options expired during the periods covered in the above table.

As of December 31, 2024, the Group has 180,000 PSUs (2023 - 200,000), 4,546,071 RSUs (2023 - 3,397,042), and 2,781,770 Stock Options (2023 - 3,365,260) outstanding.

As of December 31, 2024, total compensation expense of the plans was USD 23,780 (2023 - USD 11,922).

Fair value of shares granted

dLocal estimates share-based payment transactions and warrant agreements using the most appropriate valuation model and underlying assumptions, which depend on the terms and conditions of the grant and the information available at the grant date.

The Group uses certain methodologies to estimate fair value of the options and warrants granted which include the following:

•
Estimation of fair value based on equity transactions with third parties close to the grant date.
•
Other valuation techniques including option pricing models such as Black-Scholes.
•
Expected exercise: Represents the period in which the compensation related to the Option Plan should remain outstanding and was based on the average of the earliest date at which an option could be exercised which is the end of the vesting period and the date of the contractual life.
•
Expected volatility: Expected volatility between 60% and 55% using historical and implied stock price volatility from guideline companies, adjusted for size and leverage.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option and warrants and expected volatility of the price of the Group’s shares.The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility based on publicly available information.

30.
Financial risk management
(a)
Risk Management Framework

The Group’s activities may expose it to a variety of financial risks, including credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and equity price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The Board of Directors (the “Board”) has overall responsibility for the establishment and oversight of the Group’s risk management objectives and policies.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility. Further details of these policies are set out below.

(b)
Credit Risk

Credit risk is the risk that a merchant or a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the group’s exposures to third parties, including cash and cash equivalents and financial instruments and from its operating activities, primarily related to trade and other receivables.

The carrying amount of financial assets represents the Group’s maximum credit exposure:

	2024	2023
Cash and Cash Equivalents	425,172	536,160
Financial Assets at Fair Value through Profit or Loss	129,319	104,387
Trade and Other Receivables	496,713	363,374
Derivative Financial Instrument	2,874	2,040
Other Assets	18,805	11,782
	1,072,883	1,017,743

The table below discloses the external credit risk ratings for the Group’s current Trade and Other Receivables, based on the geographical regions in which the Trade and Other Receivables are held:

	2024		2023
Risk rating	Expected loss rate	Amounts	Expected loss rate	Amounts
A	0.02%	24,896	0.05%	42,618
AA	0.01%	935	0.03%	392
AAA	0.00%	14,846	0.00%	7,319
B	0.05%	32,167	0.13%	24,345
BB	0.04%	182,475	0.10%	172,833
BBB	0.03%	161,433	0.08%	89,047
C	0.08%	2,072	0.21%	279
CC	0.07%	64,920	0.18%	11,251
CCC	0.06%	12,969	0.16%	15,290
		496,713		363,374

Financial Assets at Fair Value through profit or loss and cash and cash equivalents

Credit risk from balances with financial institutions and other third parties are managed in accordance with the Group’s policy. Financial assets consist of debt securities and other financial instruments with financial institutions that expose the Group to an acceptable level of credit risk.

Trade and Other Receivables

The Company serves high-quality merchant processors, thereby mitigating credit risk. The Group is not exposed to significant concentrations of credit risk based on customers, industries, sectors and/or geographic regions.

The Group applies the IFRS 9’s simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance model for all trade and other receivables. To measure expected credit losses, trade and other receivables were grouped based on shared credit risk characteristics and tenor. Historical loss experience was also considered and has been adjusted to reflect information about current conditions and reasonable and bearable forecasts of future economic conditions.

The Group’s expected loss rates are based on the payment profiles of its merchant customers, the country where the receivable balance was originated, and historical credit losses experienced. Historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Group’s merchant customers to settle the receivables. The Group has identified the credit rating of the countries in which it sells its services to be the most relevant factor, and adjusts the historical loss rates based on expected changes in credit ratings.

(c)
Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For the Group, market risk may comprise interest rate risk and foreign currency risk and other price risk.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest Rate Risk

Interest rate risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates, and by extension, future cash flows, of a financial instrument. The Group’s cash flows are not exposed to interest rate risk since there are no financial instruments held are subject to variable interest rates.

Other price risk

The primary goal of the Group’s investment in debt securities is to hold such investments for short and long-term strategic purposes. Certain investments are designated as at FVPL because their performance is actively monitored and they are managed on a fair value basis.

Sensitivity analysis - Other price risk

The Group’s investments in debt securities are mainly listed on the Argentinian Stock Exchange (Bolsas y Mercados Argentinos - BYMA). For the investments classified as FVPL, the impact of a 10%, increase in the market price at the reporting date on profit or loss would have been an increase of USD 12,931 after tax. An equal change in the opposite direction would have decreased profit or loss by USD 12,931 after tax.

Foreign Currency Risk

The Group has significant operations internationally that are denominated in foreign currencies, primarily on emerging markets, subjecting the Group to foreign currency risk, which may impact the financial results. The Group transact business in various foreign companies and have significant international revenues and costs. The Group cash flows, results of operations and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ from expectations and it may record gain or losses due to foreign currency fluctuations.

As of December 31, 2024 and 2023 the Group is exposed to foreign currency risk on monetary amounts denominated in a currency other than the functional currency of the respective subsidiaries, which is mainly comprised by cash and cash equivalents, trade receivables and trade payables in the service providers in Latin America, Asia and Africa. The following table presents the top five currencies net balances:

2024			(Gain)/loss
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Total net (assets)/liabilities	Argentine peso	19,213	10%	(1,921)	-10%	1,921
	Brazilian real	34,509	10%	(3,451)	-10%	3,451
	Colombian peso	19,761	10%	(1,976)	-10%	1,976
	Mexican peso	47,423	10%	(4,742)	-10%	4,742
	Nigerian naira	(23,939)	10%	2,394	-10%	(2,394)
	Total	96,967		(9,696)		9,696

2023			(Gain)/loss
Account	Currency	Amount	% increase	Amount	% decrease	Amount
Total net (assets)/liabilities	Mexican peso	39,825	10%	(3,983)	-10%	3,983
	Brazilian real	29,145	10%	(2,915)	-10%	2,915
	Argentine peso	12,769	10%	(1,276)	-10%	1,276
	Saudi riyal	10,966	10%	(1,097)	-10%	1,097
	South African rand	9,107	10%	(911)	-10%	911
	Total	101,813		(10,182)		10,182

Exposure is presented in thousands of U.S. Dollars. As discussed in Note 24: Derivative financial instruments, the Company entered into foreign currency exchange forward contracts to mitigate this risk and reduce the economic and financial statement impact.

(d)
Liquidity Risk

Liquidity risk is the risk that the Group encounters difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group invests surplus cash in interest-bearing financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts.

Exposure to Liquidity Risk

The tables below classify the Group’s financial liabilities based on their contractual maturities.

Amounts disclosed reflect contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities 31 December, 2024	Less than 6 months	6-12 months	Between 1 and 2 years	More than 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	597,787	—	—	—	597,787	597,787
Financial Liabilities	50,455	—	—	—	50,455	50,455
Leases liabilities	408	410	825	3,033	4,676	4,000
Total non-derivatives	648,650	410	825	3,033	652,918	652,242
Derivatives
Derivative financial instruments	6,227	—	—	—	6,227	6,227
Total derivatives	6,227	—	—	—	6,227	6,227

Contractual maturities of financial liabilities 31 December, 2023	Less than 6 months	6-12 months	Between 1 and 2 years	More than 2 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade and other payables	602,493	—	—	—	602,493	602,493
Leases liabilities	217	409	584	3,017	4,227	3,957
Total non-derivatives	602,710	409	584	3,017	606,720	606,450
Derivatives
Derivative financial instruments	948	—	—	—	948	948
Total derivatives	948	—	—	—	948	948

(e)
Fraud Risk

The Group’s transactions are susceptible to a fraudulent or improper sale and processes are used to mitigate fraud risk. Such processes rely on ‘dLocal Defense’, a local data-driven prevention program designed to maximize fraud detection and minimize false positives. This process reviews and validates transactions at the time of authorization using external tools that are reviewed on a periodic basis.

In addition, the Group has implemented an additional process to prevent fraud through chargebacks and disputes.

(f)
Capital Management

The Board’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence, and to sustain future development of the business. The Board’s objectives are to safeguard the Group’s ability to continue as a going concern, to continue to provide returns to the Group’s shareholders, and benefit other stakeholder groups, and to maintain an optimal capital structure to reduce the Group’s cost of capital. To maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce the Group’s borrowings. The Board monitors returns on capital as well as the level of dividends distributed to ordinary shareholders.

The Group monitors capital using the Net Cash/Debt. Net Cash is composed as follow:

	2024	2023
Cash and cash equivalents	425,172	536,160
Financial assets at fair value through profit or loss	129,319	102,677
Financial liabilities	(50,455)	—
Lease liabilities	(4,000)	(3,957)
Net Derivative financial instrument	(3,353)	(948)
Net cash	496,683	633,932
Cash and liquid investments	554,491	638,837
Gross debt	(57,808)	(4,905)
Net cash	496,683	633,932

Additionally, as part of the requirements for maintaining its financial institution license, DLocal Limited, the Group’s licensee subsidiary, is subject to a minimum capital requirement. As of December 31, 2024 and 2023, such capital requirements were fulfilled.

31.
Fair value hierarchy

The following tables show financial instruments recognized at fair value for the years ended December 31, 2024 and 2023. Fair values have been determined based on:

•
Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: Other techniques for which all inputs that significantly impact the recorded fair value that are observable, directly or indirectly.
•
Level 3: Techniques which use inputs that significantly impact the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group determined the book value of such instruments approximates their fair value.

December 31, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and Cash Equivalents	53,490	371,682	425,172	53,490	—
Cash and Demand deposit	—	371,682	371,682	—	—
Money Market Fund and Others	53,490	—	53,490	53,490	—
Financial Assets at Fair Value through Profit or Loss	129,319	—	129,319	129,319	—
Other Assets	16,314	7,186	23,500	—	16,314
Trade and Other Receivables	—	514,757	514,757	—	—
Derivative financial instruments (1)	2,874	—	2,874	—	2,874
	201,997	893,625	1,095,622	182,809	19,188

December 31, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(597,787)	(597,787)	—	—
Derivative financial instruments (1)	(6,227)	—	(6,227)	—	(6,227)
Finance liability	—	(50,455)	(50,455)	—	—
Lease Liabilities	—	(4,000)	(4,000)	—	—
	(6,227)	(652,242)	(658,469)	—	(6,227)

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and Cash Equivalents	—	536,160	536,160	—	—
Financial Assets at Fair Value through Profit or Loss	104,387	—	104,387	104,387	—
Other Assets	—	11,782	11,782	—	—
Trade and Other Receivables	—	363,374	363,374	—	—
Derivative financial instruments (1)	2,040	—	2,040	—	2,040
	106,427	911,316	1,017,743	104,387	2,040

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(602,493)	(602,493)	—	—
Derivative financial instruments (1)	(948)	—	(948)	—	(948)
Lease Liabilities	—	(3,957)	(3,957)	—	—
	(948)	(606,450)	(607,398)	—	(948)

(1) The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract.

There was no transfer of items between Level 2 and Level 3, acquisitions, disposals or gains or losses recognized in profit for the period related to Level 3 instruments occurred. Consequently, as of December 31, 2024 and 2023, the Group did not recognize any financial assets under Level 3.